Exhibit 99.1

PENN WEST PETROLEUM LTD.

Annual Information Form

for the year ended December 31, 2016

March 14, 2017

APPENDIX A – RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Appendix A-1 – Report of Management and Directors on Reserves Data and Other Information

Appendix A-2 – Report on Reserves Data

Appendix A-3 – Statement of Reserves Data and Other Oil and Gas Information

APPENDIX B – MANDATE OF THE AUDIT COMMITTEE

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form.

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, C. B-9, as amended, including the regulations promulgated thereunder.

“Annual Information Form” means this annual information form dated March 14, 2017.

“Board” or “Board of Directors” means the board of directors of Penn West.

“Common Shares” means common shares in the capital of Penn West.

“Engineering Report” means the report prepared by Sproule dated February 22, 2017 where they evaluated one hundred percent of the crude oil, natural gas and natural gas liquids reserves of Penn West and the net present value of future net revenue attributable to those reserves effective as at December 31, 2016.

“Form 40-F” means our Annual Report on Form 40-F for the fiscal year ended December 31, 2016 filed with the SEC.

“Gross” or “gross” means:

(a)	in relation to our interest in production or reserves, our “company gross reserves”, which are our working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of ours;

(b)	in relation to wells, the total number of wells in which we have an interest; and

(c)	in relation to properties, the total area of properties in which we have an interest.

“Handbook” means the Chartered Professional Accountant Canada Handbook, as amended from time to time.

“IFRS” means International Financial Reporting Standards, being the standards and interpretations issued by the International Accounting Standards Board, as amended from time to time. The changeover date to IFRS was January 1, 2011 with retrospective adoption from January 1, 2010 onwards. For periods relating to financial years beginning on or after January 1, 2011, Canadian generally accepted accounting principles applicable to publicly accountable enterprises is determined with reference to Part I of the Handbook, which is IFRS.

“MD&A” means management’s discussion and analysis.

“Net” or “net” means:

(a)	in relation to our interest in production or reserves, our working interest (operating or non-operating) share after deduction of royalty obligations, plus our royalty interests in production or reserves;

(b)	in relation to our interest in wells, the number of wells obtained by aggregating our working interest in each of our gross wells; and

(c)	in relation to our interest in a property, the total area in which we have an interest multiplied by the working interest we own.

“NI 51-101” means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

“Non-Resident” means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act.

“NYSE” means the New York Stock Exchange.

“OPEC” means the Organization of the Petroleum Exporting Countries.

“Penn West”, the “Company”, the “Corporation”, “we”, “us” or “our” each mean Penn West Petroleum Ltd., a corporation existing under the ABCA. Where the context requires, these terms also include all of Penn West’s Subsidiaries on a consolidated basis.

“SEC” means the United States Securities and Exchange Commission.

“Senior Notes” means our guaranteed, secured senior notes consisting of US$105 million principal amount of notes, as described under the heading “Capitalization of Penn West – Debt Capital – Senior Notes”.

“Shareholders” means holders of our Common Shares.

“Sproule” means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta.

“Subsidiaries” has the meaning ascribed thereto in the Securities Act (Ontario) and, for greater certainty, includes all corporations and partnerships owned, controlled or directed, directly or indirectly, by Penn West.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, C. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

“TSX” means the Toronto Stock Exchange.

“undeveloped land” and “unproved property” each mean a property or part of a property to which no reserves have been specifically attributed.

“United States” or “U.S.” means the United States of America.

CONVENTIONS

Certain terms used herein are defined in the “Glossary of Terms”. Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

All dollar amounts in this document are expressed in Canadian dollars, except where otherwise indicated. References to “$” or “Cdn$” are to Canadian dollars, references to “US$” are to United States dollars, references to “£” are to pounds sterling, and references to “€ ” are to Euros. On March 14, 2017, the exchange rate based on the noon rate as reported by the Bank of Canada, was Cdn$1.00 equals US$0.7428.

All financial information herein has been presented in accordance with IFRS.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas
bbl	barrel or barrels	GJ	gigajoule
bbl/d	barrels per day	GJ/d	gigajoules per day
Mbbl	thousand barrels	Mcf	thousand cubic feet
MMbbl	million barrels	MMcf	million cubic feet
NGLs	natural gas liquids	Bcf	billion cubic feet
MMboe	million barrels of oil equivalent	Mcf/d	thousand cubic feet per day
Mboe	thousand barrels of oil equivalent	MMcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day	m3	cubic metres
		MMbtu	million British thermal units

Other
AECO	the Alberta benchmark price for natural gas.

BOE or boe	barrel of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one barrel of oil.

WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade.

API	American Petroleum Institute.

°API	the measure of the density or gravity of liquid petroleum products derived from a specific gravity.

psi	pounds per square inch.

MM$	million dollars.

MW	megawatt.

MWh	megawatt hour.

CO2	carbon dioxide.

OIL AND GAS INFORMATION ADVISORIES

Where any disclosure of reserves data is made in this Annual Information Form (including the Appendices hereto) that does not reflect all of the reserves of Penn West, the reader should note that the estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

All production and reserves quantities included in this Annual Information Form (including the Appendices hereto) have been prepared in accordance with Canadian practices and specifically in accordance with NI 51-101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by United States companies. Nevertheless, as part of Penn West’s Form 40-F for the year ended December 31, 2016, filed with the SEC, Penn West has disclosed proved reserves quantities using the standards contained in SEC Regulation S-X, and the standardized measure of discounted future net cash flows relating to proved oil and gas reserves determined in accordance with the U.S. Financial Accounting Standards Board, “Disclosures About Oil and Gas Producing Activities”, which disclosure complies with the SEC’s rules for disclosing oil and gas reserves.

References in this Annual Information Form to land and properties held, owned, acquired or disposed by us, or in respect of which we have an interest, refer to land or properties in respect of which we have a lease or other contractual right to explore for, develop, exploit and produce hydrocarbons underlying such land or properties.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

CONVERSIONS

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbl	cubic metres	0.159
cubic metres	bbl	6.293
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.500
gigajoules (at standard)	MMbtu	0.948
MMbtu (at standard)	gigajoules	1.055
gigajoules (at standard)	Mcf	1.055

EFFECTIVE DATE OF INFORMATION

Except where otherwise indicated, the information in this Annual Information Form is presented as at the end of Penn West’s most recently completed financial year, being December 31, 2016.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In the interest of providing our securityholders and potential investors with information regarding Penn West, including management’s assessment of Penn West’s future plans and operations, certain statements contained and incorporated by reference in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document and the documents incorporated by reference herein contain, without limitation, forward-looking statements pertaining to the following: our focus on profitability and goals of growing production per share, our expected cash flow per share and our ability to strengthen our balance sheet position; our commitment to maximizing the efficiency of our capital programs and the reliability of our production base while growing the oil and liquids weighting of our total production; the details of our 2017 capital budget and our average production guidance for 2017; the details of our ongoing acquisition, disposition, farm-out and financing strategy; our dividend policy; our expectations regarding the operational and financial impact that climate change regulations in the jurisdictions in which we operate will have on us; our belief that the trend towards heightened and additional standards in environmental legislation and regulation will continue and our expectation that we will be making increased expenditures as a result of the expansion of our operations and the adoption of new legislation relating to the protection of the environment; our commitment to mitigating the environmental impact from our operations and involving stakeholders throughout the exploration, development, production and abandonment process; our intention to reduce our environmental impact and minimize our related future corporate liabilities without hampering field productivity; that the Company will continue to communicate its commitment to environmental stewardship to its stakeholders; our assessment of the operational and financial impacts that certain risks factors could have on us and the value of our Common Shares should such risk factors materialize; the quantity of our oil, natural gas liquids and natural gas reserves, the recoverability thereof, and the net present values of future net revenue to be derived from our reserves using forecast prices and costs, including the disclosure set forth in Appendix A-3 under “Statement of Reserves Data and Other Oil and Gas Information – Reserves Data”; the amount of royalties, operating costs, development costs, abandonment and reclamation costs and income taxes that we will incur in connection with the production of our reserves; our outlook for oil, natural gas liquids and natural gas prices; our expectations regarding future currency exchange rates and inflation rates; our expectations regarding funding the development of our reserves; our expectation that interest and other funding costs will not make the development of any of our properties uneconomic; our expectations regarding the timing for developing our proved undeveloped reserves and probable undeveloped reserves and the amount of future capital expenditures required to develop such reserves; our expectations regarding the significant economic factors and other significant uncertainties that could affect our reserves data; the number of net well bores, facilities and the length of pipeline in respect of which we expect to incur abandonment and reclamation costs and the total amount of such costs that we expect to incur and the timing thereof; the details of our exploration and development plans in each of our Cardium, Peace River and Viking resource plays in 2017 the expected time frame for when our Joint Venture carry will expire at PROP and funding expectations thereafter, the expected lands that will be surrendered unless we qualify them in some manner; our expectations regarding when we will be required to pay income taxes; our production volume estimates for 2017; our intention to continue to actively identify and evaluate hedging opportunities in order to reduce our exposure to fluctuations in commodity prices and protect our future cash flows and capital programs; and the nature of, effectiveness of, and benefits to be derived from, our future marketing arrangements and risk management strategies.

With respect to forward-looking statements contained or incorporated by reference in this document, we have made assumptions regarding, among other things: 2017 prices of $54.07 per barrel WTI and $3.32 per Mcf AECO and a 2017 US$/Cdn$ foreign exchange rate of $1.32; that the Company does not dispose of additional material producing properties; the terms and timing of any anticipated asset dispositions or acquisitions; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on us and our shareholders; the economic returns anticipated from expenditures on our assets; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels and capital programs; future crude oil, natural gas liquids and natural gas production levels; the laws and regulations that we will be required to comply with, including laws and regulations relating to taxation, royalty regimes and environmental protection, and the continuance of those laws and regulations; that we will have the financial resources required to fund our capital and operating expenditures and requirements as needed; drilling results and the recoverability of our reserves; the estimates of our reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; the amount of royalties, operating costs, development costs, abandonment and reclamation costs and income taxes that we will incur in connection with the production of our reserves; future exchange rates, inflation rates and interest rates; future debt levels; future income tax rates; the amount of tax pools available to us; the cost of expanding our property holdings; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to reduce our exposure to commodity price fluctuations and counterparty risks through our risk management programs; the impact of increasing competition; our ability to obtain financing on acceptable terms, that our conduct and results of operations will be consistent with expectations; our ability to add production and reserves through our development and exploitation activities; our ability to negotiate further definitive amending agreements in respect of our credit facilities and senior notes that are mutually satisfactory to the parties thereto, if necessary; and that we will have the ability to develop our oil and gas properties in the manner currently contemplated. In addition, many of the forward-looking statements contained or incorporated by reference in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified in Appendix A-3 under “Statement of Reserves Data and Other Oil and Gas Information – Reserves Data” and “Statement of Reserves Data and Other Oil and Gas Information – Notes to Reserves Data Tables”.

Although Penn West believes that the expectations reflected in the forward-looking statements contained or incorporated by reference in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included or incorporated by reference in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to execute some or all of our ongoing asset acquisition or disposition programs on favourable terms or at all, whether due to the failure to receive requisite regulatory or other third party approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to us and our securityholders as a result of the successful execution of such plan do not materialize; the impact of weather conditions on seasonal demand; the impact of weather conditions on our ability to execute capital programs; the risk that we will be unable to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the historical acquisitions discussed herein; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S., Europe and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets and transportation restrictions, including pipeline and railway capacity constraints; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks in jurisdictions in which we operate and the impact that such changes may have on us; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including extreme cold during winter months, wild fires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for acquisitions, dispositions, joint ventures, partnerships and mergers; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including the historical dispositions, acquisitions, joint ventures and partnerships discussed herein; changes in taxation and other laws and regulations that affect us and our securityholders; the potential failure of counterparties to honour their contractual obligations; stock market volatility and market valuations; the ability of OPEC to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; delays in exploration and development activities if drilling and related equipment is unavailable or if access to drilling locations is restricted; the impact of pipeline interruptions and apportionments and the actions or inactions of third party operators; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, unsecured notes; and the other factors described under “Risk Factors” in this document and in Penn West’s public filings available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained and incorporated by reference in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained and incorporated by reference in this document are expressly qualified by this cautionary statement.

GENERAL AND ORGANIZATIONAL STRUCTURE

General

Penn West is a corporation amalgamated under the ABCA. It operates under the trade names “Penn West” and “Penn West Exploration”. Penn West’s head and registered office is located at Suite 200, 207 – 9th Avenue S.W., Calgary, Alberta, T2P 1K3.

Our Organizational Structure

The following diagram sets forth the organizational structure of Penn West and its material Subsidiaries as at the date hereof.

Notes:

(1)	The remaining 45% interest in Peace River Oil Partnership is owned by Winter Spark Resources, Inc., an affiliate of China Investment Corporation.
(2)	Each of the entities identified in the diagram was incorporated, continued, formed or organized, as the case may be, under the laws of the Province of Alberta.

DESCRIPTION OF OUR BUSINESS

Overview

Penn West is a conventional oil and natural gas producer in Canada. Our goal is to be the company that redefines oil and gas excellence in western Canada. Based in Calgary, Penn West operates a significant portfolio of opportunities with a dominant oil position in the Cardium, Viking and Peace River areas of Alberta. Penn West is a development and production company focused on profitability with goals of growing production per share, cash flow per share and strengthening its balance sheet position. We are committed to maximizing the efficiency of our capital programs and the reliability of our production base while growing the oil and liquids weighting of our total production. As at December 31, 2016, Penn West had approximately 407 employees.

Reserves Data

See Appendices A-1, A-2 and A-3 for complete NI 51-101 oil and gas reserves disclosure for Penn West as at December 31, 2016.

General Development of the Business

The following is a description of the general development of Penn West’s business over the last three completed financial years.

Year Ended December 31, 2014

Renewal of Credit Facilities

In May 2014, Penn West renewed its unsecured, revolving credit facility with a syndicate of Canadian and international banks. Penn West chose to reduce the borrowing capacity under its renewed facility to an aggregate borrowing limit of $1.7 billion as less credit capacity is required under Penn West’s long-term plan. The facility consists of two tranches with different maturity dates: (a) tranche one has a borrowing limit of $1.2 billion with a maturity date of May 6, 2019; and (b) tranche two provides a $500 million borrowing limit with a maturity date of June 30, 2016.

Board and Management Changes

In 2014, the Board continued its renewal process, which resulted in Daryl H. Gilbert, Frank Potter and Jack Schanck retiring from the Board and John Brydson joining the Board. Penn West also announced that Raymond Crossley would join the Board in late February 2015.

In March 2014, Todd Takeyasu (Executive Vice President and Chief Financial Officer) retired from his position. In May 2014, David Dyck joined Penn West as Senior Vice President and Chief Financial Officer.

In 2014, as part of our ongoing effort to operate in a more efficient manner, Penn West reduced its staffing levels by a further 21 percent.

Internal Review of Accounting Practices and Filing of Restated Financial Statements

In July 2014, Penn West announced that it was conducting a voluntary internal review (the “Review”) of certain of its accounting practices through the Audit Committee of the Board. In September 2014, Penn West announced the results of the Review and completed the restatement of certain financial statements and related management’s discussion and analysis. It also confirmed that the Audit Committee’s findings did not impact Penn West’s strategic direction.    For further details, see Penn West’s news release dated September 18, 2014.

Long-Term Plan Update

In November 2014, Penn West provided an update on its long term plan, which centered on reliability and deliverability of operational performance, key components of which are effective cost control and development, including integrated waterflood support concentrated in our large, light oil resource plays. For further details, see Penn West’s news release dated November 17, 2014.

Aggregate Acquisition and Disposition Activity

Penn West completed non-core property dispositions, net of acquisitions, of approximately $560 million in 2014. Total production associated with the combined divestments was approximately 14,700 boe per day with production weighted approximately 60% toward natural gas. Divested assets were located primarily in the central and southwestern areas of Alberta and represented non-core, base assets in Penn West’s asset portfolio which had minimal capital allocated to them in the long-term plan. The net proceeds of the dispositions were used to repay a portion of the indebtedness outstanding under our bank credit facilities.

Suspension of DRIP

In December 2014, Penn West announced that commencing with its first quarter 2015 dividend, payable on April 15, 2015, the Board had suspended Penn West’s Dividend Reinvestment and Optional Common Share Purchase Plan until further notice.

Change to Quarterly Dividend Payment

In December 2014, Penn West announced a change to its quarterly dividend payment from $0.14 per Common Share to $0.03 per Common Share, which was subsequently further reduced to $0.01 per Common Share effective for its first quarter 2015 dividend, payable on April 15, 2015.

2015 Capital Expenditure Budget and Production and Funds Flow Guidance

In November 2014, the Company announced that it had approved a 2015 capital budget of approximately $840 million and that it anticipated 2015 average production to be between 95,000 and 105,000 boe per day and 2015 funds flow to be between $875 and $925 million.

In December 2014, the Company announced that in response to significant changes in the commodity price environment, and in order to maintain financial flexibility, Penn West’s capital budget had been reduced by approximately $215 million from $840 million to $625 million. The $215 million capital budget reduction reflects capital that is being deferred on longer cycle time projects, certain waterflood project capital and other non-development capital projects until the industry returns to a stable and higher oil price environment. Much of the remaining $625 million budget would be allocated primarily toward development activities in the Cardium and Viking core light oil areas. As a result, the Company’s production guidance for 2015 was reduced to a range of 90,000 to 100,000 boe per day and the Company’s funds flow guidance for 2015 was reduced to a range of $500 to $550 million.

Year Ended December 31, 2015

Board and Management Changes

Messrs. Raymond Crossley and William Friley joined the Board on March 6, 2015 and March 12, 2015, respectively.    Effective March 12, 2015, Mr. Crossley was appointed as Chair of the Audit Committee and Mr. Friley was been appointed Chair of the Operations and Reserves Committee. In 2015, James Allard and James Smith retired from the Board.

In June 2015, Keith Luft (General Counsel and Senior Vice President, Corporate Services) retired from his position.

In 2015, as part of our ongoing effort to operate in a more efficient manner, Penn West reduced its staffing levels by over 35 percent.

Amendments to Bank Facility and Senior Notes

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. As at December 31, 2015, Penn West has accumulated $800 million in net proceeds from asset dispositions that it has put towards its debt prepayments and syndicated bank facility.

2015 Capital Expenditure Budget and Production and Funds Flow Guidance

In July 2015, the Company reduced its Canadian crude oil pricing assumption for the full year 2015 to $60.00 per barrel. Consequently, the Company updated its funds flow from operations guidance range from $500—$550 million to $350—$400 million and the capital budget reduced from $625 million to $575 million.

In September 2015, the Company announced that in response to continued and further significant changes in the commodity price environment, and in order to maintain financial flexibility, Penn West’s capital budget had been reduced by approximately $75 million to $500 million, representing capital expenditures of approximately $245 million in the second half of 2015 with the revised 2015 production guideline range to be between 86,000 to 90,000 boe per day.

In November 2015, the Company refined the range of the annual production guidance to 85,000 to 87,000 boe per day. The capital budget for the year remained unchanged at $500 million.

Responding to the Commodity Price Environment

In September 2015, Penn West provided an update in response to the commodity price environment which focused on limiting capital expenditures to funds flow from operation by year-end 2015, suspending the dividend, reducing board compensation and significantly reducing the cost structure though a 35 percent workforce reduction. For further details, see Penn West’s news release dated September 1, 2015.

Change to Quarterly Dividend Payment and NYSE – Continued Listing Standard Notification

In September 2015, Penn West announced a change to its quarterly dividend payment from $0.01 per Common Share to no dividend until further notice, effective after the 2015 third quarter dividend payable on October 15, 2015.

Penn West also received notification from the NYSE in September 2015 that it had fallen below the NYSE’s continued listing standard, which requires a minimum average closing price of US$1.00 over a consecutive 30 trading day period. Penn West regained compliance at the close of trading on November 30, 2015 since the average closing price of its common stock for the consecutive 30 trading days ended November 30, 2015 and the closing price of its common stock on November 30, 2015 both exceeded US$1.00. For further details, see Penn West’s news release dated December 2, 2015.

Aggregate Acquisition and Disposition Activity

Penn West completed non-core property dispositions of $800 million in 2015. Total production associated with the combined divestments was approximately 11,500 boe per day with production weighted approximately 20% toward natural gas. Divested assets were located in Alberta, Saskatchewan and Manitoba and represented non-core, base assets in Penn West’s asset portfolio which had minimal capital allocated to them in the long-term plan. The net proceeds of the dispositions were used to repay a portion of the indebtedness outstanding under our bank facility and senior notes, as agreed to in the amending agreements.

Year Ended December 31, 2016

2016 Capital Expenditure Budget and Production

In January 2016, the Company announced its 2016 capital budget of $50 million. This capital budget was consistent with the strategy announced on September 1, 2015, which limited the total expenditures to funds flow from operations, in response to the weak commodity price environment. The Company’s average production guidance for 2016 was also set at 60,000 to 64,000 boe per day. In August 2016, the Company announced that due to the additional financial flexibility afforded the Company through the debt reduction efforts to date, that it would be resuming development in the Cardium and Alberta Viking in the second half of 2016 and therefore increasing the full year capital budget by approximately $40 million to $90 million, plus $15 million allocated to decommissioning expenditures. The Company’s average production guidance for 2016 was adjusted in November 2016, due to all the disposition activities, to 52,000 to 55,000 boe per day.

NYSE – Continued Listing Standard Notification

In January 2016, Penn West received notification from the NYSE that it was no longer in compliance with one of the NYSE’s continued listing standards applicable to us because the average closing price of our Common Shares was less than US$1.00 per share over a consecutive 30 day trading period. Under the NYSE’s rules, the Company had a period of six months from the date of the NYSE notification to regain compliance with the NYSE’s price listing standard and avoid delisting. Penn West regained compliance at the close of trading on June 30, 2016 since the average closing price of its common stock for the consecutive 30 trading days ended June 30, 2016 and the closing price of its common stock on June 30, 2016 both exceeded US$1.00. For further details, see Penn West’s news release dated July 4, 2016.

Settlement of Class Action Lawsuit

In February 2016, Penn West announced that it entered into agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of Penn West’s historical financial statements and related MD&A in 2014. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that will be fully funded by insurance coverage maintained by Penn West. As a result, the payment would not impact the Company’s cash or financial position. The settlements received the required court approval in each of Alberta, Ontario and Quebec and in New York, and all conditions to settlement have been satisfied. As a result of the approval of these settlements, there is no further exposure to Penn West.

Board and Management Changes

Ms. Maureen Cormier Jackson joined the Board on March 8, 2016.

In October 2016, Penn West announced that David Roberts (President and Chief Executive Officer) would be retiring from his position effective October 24, 2016 and that David French would succeed him.

In 2016, as part of our ongoing effort to operate in a more efficient manner, Penn West reduced its staffing levels by over 40% percent.

Long Term Retention and Incentive Plan becomes Restricted Share Unit Plan

In March 2016, Penn West announced that the Board had approved amendments to the Restricted Share Unit Plan (formerly the Long Term Retention and Incentive Plan) to allow for the administrators the discretion to make payments on future grants of restricted share units (formerly incentive awards) in either cash or Common Shares.

Termination of DRIP

In March 2016, Penn West announced that the Board had decided to terminate the Penn West’s Dividend Reinvestment and Optional Common Share Purchase Plan, which had been suspended since December 2014, pursuant to the terms and conditions set forth in the plan.

Prepayment of Outstanding Debt

In September 2016, Penn West offered $448 million of net proceeds received from dispositions during the year for prepayment of outstanding senior notes. The note holders accepted $437 million which was subsequently prepaid in October 2016. The remaining $11 million was used to repay indebtedness on our syndicated bank facility. This prepayment reduced the outstanding principal on our senior notes to approximately $139 million at that date, lowered the average interest rate on our debt, and reduced the number of noteholders from 36 down to two.

Aggregate Disposition Activity

Penn West completed property dispositions of $1.4 billion in 2016 (including the sale of all its Saskatchewan assets for cash consideration of approximately $975 million – see Penn West’s news release dated June 24, 2016 for further details). Total production associated with the combined divestments was approximately 30,000 boe per day with production weighted approximately 25% toward natural gas. These divested assets were located in Alberta, Saskatchewan and British Columbia and represented both non-core and core base assets in Penn West’s asset portfolio. The net proceeds of the dispositions were used to repay a portion of the indebtedness outstanding under our bank facility and senior notes, as agreed to in the amending agreements.

2017 Developments

2017 Capital Expenditure Budget and Production

In January 2017, the Company announced its 2017 capital budget of $180 million (which includes $160 million in exploration and development capital and $20 million in decommissioning expenditures) and that it anticipated 2017 average production to be between 27,000 to 29,000 boe/d.

Reduction to Senior Secured Debt

In January 2017, the Company announced that it had reduced the capacity available under its revolving syndicated bank facility to $600 million, from $1.2 billion. The reduced facility size was more appropriate for the Company after a meaningful debt reduction program throughout 2016 and a plan to fund future capital and other expenditures through funds flow from operations. This move was expected to save the Company approximately $2.5 million annually in reduced standby fees.

Management Changes

In January 2017, David Dyck (Senior Vice President, Chief Financial Officer) and Gregg Gegunde (Senior Vice President, Exploration, Production & Delivery) retired from their positions and David Hendry was appointed Chief Financial Officer.

Aggregate Disposition Activity

In 2017, Penn West closed property dispositions for total proceeds of $65 million on properties located within British Columbia and the Swan Hills area of Alberta as well as certain royalty interests. Total production associated with the combined divestments was approximately 9,600 boe per day. The net proceeds of the dispositions were used to repay a portion of the indebtedness outstanding under our bank facility.

2017 Production Guidance and Disposition Activity

In March 2017, Penn West announced it was increasing full year 2017 production guidance to 30,500 to 31,500 boe per day as a result of retaining certain assets in the outer Cardium and central Alberta that it potentially planned to sell. The Company decided to retain these assets and sell a portion of its freehold and gross overriding royalties for approximately equal proceeds. The total 2017 capital budget remaining unchanged from its previous announcement. In addition, Penn West announced that it would complete all of its asset disposition program by the end of the first quarter of 2017 with total expected disposition proceeds of approximately $75 million.

Ongoing Acquisition, Disposition, Farm-Out and Financing Activities

Potential Acquisitions

Penn West continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing asset portfolio management program. At times, Penn West could be in the process of evaluating several potential acquisitions which individually or in the aggregate could be material. As of the date hereof, Penn West has not reached agreement on the price or terms of any potential material acquisitions. Penn West cannot predict whether any current or future opportunities will result in one or more acquisitions for Penn West.

Potential Dispositions and Farm-Outs

Penn West continues to evaluate potential dispositions of its petroleum and natural gas assets as part of its ongoing portfolio asset management program.

In addition, Penn West continues to consider potential farm-out opportunities with other industry participants in respect of its petroleum and natural gas assets in circumstances where Penn West believes it is prudent to do so based on, among other things, its capital program, development plan timelines and the risk profile of such assets. Penn West is normally in the process of evaluating several potential dispositions of its assets and farm-out opportunities at any one time, which individually or in the aggregate could be material. As of the date hereof, Penn West has not reached agreement on the price or terms of any potential material dispositions or farm-outs. Penn West cannot predict whether any current or future opportunities will result in one or more dispositions or farm-outs for Penn West.

Potential Financings

Penn West continuously evaluates its capital structure, liquidity and capital resources, and financing opportunities that arise from time to time. Penn West may in the future complete financings of Common Shares or debt (including debt which may be convertible into Common Shares) for purposes that may include the financing of acquisitions, the financing of Penn West’s operations and capital expenditures, and the repayment of indebtedness. As of the date hereof, Penn West has not reached agreement on the pricing or terms of any potential material financing. Penn West cannot predict whether any current or future financing opportunity will result in one or more material financings being completed.

Significant Acquisitions

Penn West did not complete an acquisition during its most recently completed financial year that was a significant acquisition for the purposes of Part 8 of National Instrument 51-102.

CAPITALIZATION OF PENN WEST

Share Capital

The authorized capital of Penn West consists of an unlimited number of Common Shares without nominal or par value and 90,000,000 preferred shares without nominal or par value. A description of the share capital of Penn West is set forth below. This description is a summary only. Shareholders are encouraged to read the full text of such share provisions, which are available on SEDAR at www.sedar.com.

Common Shares

Shareholders are entitled to notice of, to attend and to one vote per Common Share held at any meeting of the shareholders of Penn West (other than meetings of a class or series of shares of Penn West other than the Common Shares).

Shareholders are entitled to receive dividends as and when declared by the Board of Directors on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of Penn West ranking in priority to the Common Shares in respect of dividends.

The holders of Common Shares are entitled in the event of any liquidation, dissolution or winding-up of Penn West, whether voluntary or involuntary, or any other distribution of the assets of Penn West among its Shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of Penn West ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of Penn West ranking equally with the Common Shares in respect of return of capital on dissolution, in such assets of Penn West as are available for distribution.

As at March 14, 2017, 502,772,563 Common Shares were issued and outstanding.

Preferred Shares

Preferred shares of Penn West may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Board shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out in Penn West’s articles, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of Penn West or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than preferred shares or payment in respect of capital on any shares in the capital of Penn West or creation or issue of debt or equity securities; the whole subject to filing of Articles of Amendment setting forth a description of such series, including the designation, rights, privileges, restrictions and conditions attached to the shares of such series. Notwithstanding the foregoing, other than in the case of a failure to declare or pay dividends specified in any series of preferred shares, the voting rights attached to the preferred shares shall be limited to one vote per preferred share at any meeting where the preferred shares and Common Shares vote together as a single class.

As at the date hereof, no preferred shares are issued and outstanding.

Debt Capital

Penn West has issued the Senior Notes and has a syndicated credit facility. A description of the debt capital of Penn West is set forth below. This description is a summary only. Shareholders are encouraged to read the full text of the agreements governing Penn West’s Senior Notes and credit facility, which are available on SEDAR at www.sedar.com.

Senior Notes

Penn West has issued the Senior Notes, which consist of US$105 million principal amount of notes. The Senior Notes are guaranteed by Penn West’s material subsidiaries, are secured and rank equally with our bank credit facilities. The following is a brief summary of certain of the material terms of each series of our Senior Notes.

Series	Currency / Principal Amount	Interest Rate (1)	Issue Date	Maturity Date
Series B	US$5 million	6.30%	May 31, 2007	May 31, 2017
Series C	US$5 million	6.40%	May 31, 2007	May 31, 2019
Series F	US$24 million	6.80%	May 29, 2008	May 29, 2018
Series G	US$4 million	6.90%	May 29, 2008	May 29, 2020
Series L	US$8 million	9.82%	May 5, 2009	May 5, 2019
Series R	US$10 million	5.79%	March 16, 2010	March 16, 2017
Series S	US$10 million	6.35%	March 16, 2010	March 16, 2020
Series W	US$6 million	4.67%	December 2, 2010	December 2, 2017
Series X	US$13 million	5.38%	December 2, 2010 and January 4, 2011	December 2, 2020
Series Y	US$6 million	5.48%	December 2, 2010	December 2, 2022
Series Z	US$2 million	5.73%	December 2, 2010 and January 4, 2011	December 2, 2025
Series DD	US$0.2 million	4.73%	November 30, 2011	November 30, 2018
Series EE	US$12 million	5.29%	November 30, 2011	November 30, 2021

Notes:

(1)	Interest rate per note can fluctuate based on consolidated debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.

Credit Facility

Penn West has a secured, revolving credit facility with a syndicate of Canadian and international banks. Effective May 22, 2015, the Company reached agreements with the lenders under its syndicated bank facility and with the holders of its Senior Notes to, among other things, amend the financial covenants in the bank facility and Senior Notes. As a result, the $500 million tranche of the Company’s $1.7 billion revolving, syndicated bank facility that was set to expire on June 30, 2016 was cancelled.

In the fourth quarter of 2016, Penn West voluntarily reduced the capacity available under its revolving syndicated bank facility to $600 million, from $1.2 billion. The credit facility currently has an extendible five-year term (May 6, 2019 maturity date).

Additional Information

For additional information regarding our Senior Notes and our credit facility, see “Description of Our Business – General Development of the Business – 2015 Developments, 2016 Developments and 2017 Developments” in this Annual Information Form, Note 9 to our audited consolidated financial statements for the year ended December 31, 2016 (collectively, the “Financial Statement Disclosure”), and “Financing” and “Liquidity and Capital Resources” in our related MD&A (collectively, the “MD&A Disclosure”), both of which are available on SEDAR at www.sedar.com. The Financial Statement Disclosure and the MD&A Disclosure and are both incorporated by reference into this Annual Information Form.

DIRECTORS AND EXECUTIVE OFFICERS OF PENN WEST

The following table sets forth, as at March 14, 2017, the name, province and country of residence and positions and offices held for each of the directors and executive officers of Penn West, together with their principal occupations during the last five years. The directors of Penn West will hold office until the next annual meeting of Shareholders or until their respective successors have been duly elected or appointed.

Name, Province and Country of Residence	Positions and Offices Held with Penn West	Principal Occupations during the Five Preceding Years
George H. Brookman(2)(4) Alberta, Canada	Director since August 3, 2005	Chief Executive Officer of West Canadian Industries Group Inc. (a digital printing and document management company).

John Brydson(1)(3) Connecticut, United States	Director since June 4, 2014	Private investor since 2012. From 2010 until the end of 2012, Chairman of Hestan Consulting Group, a full-service management consulting firm that he founded. Prior thereto, a Managing Director with Credit Suisse First Boston (now Credit Suisse).

Raymond Crossley(1)(4) Alberta, Canada	Director since March 6, 2015	Partner with PricewaterhouseCoopers LLP from 1996 until his retirement in March 2015, serving as the Managing Partner, Western Canada, from 2011 to 2013. Currently a director of Pure Technologies Ltd. and the Canada West Foundation.

David L. French Alberta, Canada	Director, President and Chief Executive Officer since October 24, 2016	President and Chief Executive Officer of Penn West since October 2016. Prior thereto, President and Chief Executive Officer of Bankers Petroleum Ltd. (“Bankers”) from April 2013 to October 2016 2012. Vice-President, Business Development of Apache Corporation, January 2010 to April 2013.

William A. Friley(2)(3) Alberta, Canada	Director since March 12, 2015	President and CEO of Telluride Oil and Gas Ltd. and Skyeland Oils Ltd. On the board of directors of: OSUM Oil Sands Corp., Titan Energy Services, and Advanced Flow Technologies. Also, on the Alberta Region board of the Nature Conservancy of Canada.

Richard L. George(3) Alberta, Canada	Chairman of the Board and director since May 3, 2013	Partner of Novo Investment Group Ltd. (a Calgary-based investment management company) (“Novo”). Prior to that, he was the Chief Executive Officer of Suncor Energy Inc. (“Suncor”) (an integrated energy company) from 1991 to May 2012 he held position of President and Chief Executive Officer of Suncor prior to December 2011.

Maureen Cormier Jackson(1)(4) Alberta, Canada	Director since March 8, 2016	Former Senior Vice President, Chief Process and Information Officer at Suncor, from 2011 to 2013, with a broad range of experiences including Environment Health & Safety, Finance, Major Projects, Business Development and Energy Management in her 30 year career. Currently on the Dean’s Advisory Board of Dean of Medicine and the University of Calgary and previous director of various private companies. She holds a Bachelor of Commerce, Memorial University, St. John’s, a Chartered Professional Accountant (CPA, CGA) and an Institute of Corporate Directors certification (ICD.D).

Name, Province and Country of Residence	Positions and Offices Held with Penn West	Principal Occupations during the Five Preceding Years
Jay W. Thornton(2) Alberta, Canada	Director since June 5, 2013	Partner of Novo. Prior thereto, various operating and corporate executive positions with Suncor.

David Hendry Alberta, Canada	Chief Financial Officer	Chief Financial Officer of Penn West since January 2017. Prior thereto,Vice President Finance at Penn West from May 2015 until December 2016. Prior thereto, Vice President Finance at Talisman Energy Inc. from May 2006 to April 2015.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Human Resources and Compensation Committee.
(3)	Member of the Operations and Reserves Committee.
(4)	Member of the Governance Committee.

As at the date hereof, the directors and executive officers of Penn West, as a group, beneficially owned, or controlled or directed, directly or indirectly, approximately 3.6 million Common Shares, or less than one percent of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Penn West, except as otherwise set forth herein, no director or executive officer of Penn West (nor any personal holding company of any of such persons) is, as of the date of this Annual Information Form, or was within ten years before the date of this Annual Information Form, a director, Chief Executive Officer or Chief Financial Officer of any company (including Penn West), that:

(a)	was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the director or executive officer was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer; or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer.

On July 29, 2014, Penn West announced that the Audit Committee of the Board was conducting a voluntary, internal review of certain of the Company’s accounting practices and that certain of the Company’s historical financial statements and related MD&A must be restated, which might result in the release of its second quarter 2014 financial results being delayed (which ultimately proved to be the case). Furthermore, the Company advised that its historical financial statements and related audit reports and MD&A should not be relied on. As a result, the Alberta Securities Commission issued a Management Cease Trade Order on August 5, 2014 (the “ASC MCTO”) against Messrs. George, Brookman, Brydson, and Thornton. On September 18, 2014, Penn West filed restated audited annual financial statements for the years ended December 31, 2013 and 2012, restated unaudited interim financial statements for the three months ended March 31, 2014 and 2013, restated MD&A for the year ended December 31, 2013 and the quarter ended March 31, 2014, and related amended documents. Penn West also filed its unaudited interim financial statements for the three and six month periods ended June 30, 2014 and 2013 and the related MD&A and management certifications. The ASC MCTO was revoked on September 23, 2014.

To the knowledge of Penn West, no director or executive officer of Penn West or shareholder holding a sufficient number of securities of Penn West to affect materially the control of Penn West (nor any personal holding company of any of such persons):

(a)	is, as of the date of this Annual Information Form, or has been within the ten years before the date of this Annual Information Form, a director or executive officer of any company (including Penn West) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of Penn West, no director or executive officer of Penn West or shareholder holding a sufficient number of securities of Penn West to affect materially the control of Penn West (nor any personal holding company of any of such persons), has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision;

provided that for the purposes of the foregoing, a late filing fee, such as a filing fee that applies to the late filing of an insider report, is not considered to be a “penalty or sanction”.

Conflicts of Interest

The Board of Directors approved an amendment to the Code of Business Conduct and Ethics (the “Code”) in July of 2015 which made the Code the applicable policy in regards to conflicts of interest (whereas previously there was also the Code of Ethics for Directors, Officers and Senior Financial Management). In general, the private investment activities of employees, directors and officers are not prohibited; however, should an existing investment pose a potential conflict of interest, the potential conflict is required by the Code to be disclosed to an officer or a member of Penn West’s legal department or to the Board of Directors. Any other activities posing a potential conflict of interest are also required by the Code to be disclosed to an officer or to a member of Penn West’s legal department. Any such potential conflicts of interests will be dealt with openly with full disclosure of the nature and extent of the potential conflicts of interests with Penn West. It is acknowledged in the Code that the directors may be directors or officers of other entities engaged in the oil and gas business, and that such entities may compete directly or indirectly with Penn West. Passive investments in public or private entities of less than one per cent of the outstanding shares will not be viewed as “competing” with Penn West. No executive officer or employee of Penn West should be a director, employee, contractor, consultant or officer of any entity that is or may be in competition with Penn West unless expressly authorized by an executive officer or the Board of Directors. Any director of Penn West who is a director or officer of, or who is otherwise actively engaged in the management of, or who owns an investment of one per cent or more of the outstanding shares, in public or private entities shall disclose such holding to the Board of Directors. In the event that any circumstance should arise as a result of such positions or investments being held or otherwise which in the opinion of the Board of Directors constitutes a conflict of interest which reasonably affects such person’s ability to act with a view to the best interests of Penn West, the Board of Directors will take such actions as are reasonably required to resolve such matters with a view to the best interests of Penn West. Such actions, without limitation, may include excluding such directors, officers or employees from certain information or activities of Penn West.

The ABCA provides that in the event that an officer or director is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction, such officer or director shall disclose the nature and extent of his or her interest and shall refrain from voting to approve such contract or transaction.

As of the date hereof, Penn West is not aware of any existing or potential material conflicts of interest between Penn West or a Subsidiary of Penn West and any director or officer of Penn West or of any Subsidiary of Penn West.

Promoters

No person or company has been, within the two most recently completed financial years or during the current financial year, a “promoter” (as defined in the Securities Act (Ontario)) of Penn West or of a Subsidiary of Penn West.

AUDIT COMMITTEE DISCLOSURES

National Instrument 52-110 Audit Committees (“NI 52-110”) relating to audit committees has mandated certain disclosures for inclusion in this Annual Information Form. The text of the Audit Committee’s mandate is attached as Appendix B to this Annual Information Form.

Composition of the Audit Committee and Relevant Education and Experience

As of the date hereof, the members of the Audit Committee are Raymond Crossley (Chairman), John Brydson, and Maureen Cormier Jackson, each of whom is independent and financially literate within the meaning of NI 52-110. The following comprises a brief summary of each member’s education and experience that is relevant to the performance of his or her responsibilities as an Audit Committee member.

John Brydson

Mr. Brydson has over 30 years of experience in the financial sector and has occupied senior roles in both major investment and commercial banks. Since 2012, Mr. Brydson has been a private investor. From 2010 until the end of 2012, he was Chairman of a small full-service management consulting firm, Hestan Consulting Group (“HCG”), which he founded. Prior to HCG, Mr. Brydson was a Managing Director with Credit Suisse First Boston, now Credit Suisse (“CS”), from 1995 until 2009, where he was in charge of the Multi-Product Event Trading group. He was also a Managing Director with Lehman Brothers in a similar function from 1983 until he joined CS. The early years of his career were spent as an equity analyst before joining Chase Manhattan Bank (“Chase”) in London in 1977. He transferred to the head office in New York in 1980 where he became a Vice President in the Project Finance Group, specializing in international projects in the energy, mining and metals sectors. He left Chase to join Lehman Brothers in 1983. Mr. Brydson holds an Honors Degree in Economics from Heriot-Watt University in Edinburgh, Scotland. Mr. Brydson served over 10 years as the President and a Board Member of The American Friends of Heriot-Watt University, a charitable organization, and remains on its Board.

Maureen Cormier Jackson

Ms. Cormier Jackson is a former Senior Vice President, Chief Process and Information Officer at Suncor Energy Inc. who has a broad range of experiences including Environment Health & Safety, Finance, Major Projects, Business Development and Energy Management in her 30 year career. Currently on the Dean’s Advisory Board of Dean of Medicine and the University of Calgary and previous director of various private companies. She holds a Bachelor of Commerce, Memorial University, St. John’s, a Chartered Professional Accountant designation (CPA, CGA), and an Institute of Corporate Directors certification (ICD.D).

Raymond Crossley (Chairman)

Mr. Crossley is a corporate director. He serves as chair of the audit committee of Pure Technologies Ltd. Mr. Crossley has served as a member of the Financial Review Committee of the Alberta Securities Commission (“ASC”) and has been a member of the Financial Advisory Committee of the ASC. Mr. Crossley retired in 2015 from the accounting firm of PricewaterhouseCoopers (“PwC”) after serving for more than 33 years. He joined the firm in 1981 and had been a partner since 1996, working with a number of large publicly traded corporations operating in the natural resource and utilities sectors. Mr. Crossley served as an elected member of the Partnership Board (PwC’s governing body), from 2001-2005. From 2005-2011, Mr. Crossley was the Managing Partner of PwC’s Calgary office. From 2011-2013 Mr. Crossley acted as Managing Partner, Western Canada. Mr. Crossley is a member of the Chartered Professional Accountants of Alberta. He graduated from the University of Western Ontario with a degree in Economics and Political Science.

Pre-Approval Policies and Procedures for Audit and Non-Audit Services

The terms of the engagement of Penn West’s external auditors to provide audit services, including the budgeted fees for such audit services and the representations and disclaimer relating thereto, must be pre-approved by the entire Audit Committee.

With respect to any engagements of Penn West’s external auditors for non-audit services, Penn West must obtain the approval of the Audit Committee or the Chairman of the Audit Committee prior to retaining the external auditors to complete such engagement. If such pre-approval is provided by the Chairman of the Audit Committee, the Chairman must report to the Audit Committee on any non-audit service engagement pre-approved by him at the Audit Committee’s first scheduled meeting following such pre-approval. The fees for such non-audit services shall not exceed $50,000, either individually or in the aggregate, for a particular financial year without the approval of the Audit Committee.

If, after using its reasonable best efforts, Penn West is unable to contact the Chairman of the Audit Committee on a timely basis to obtain the pre-approval contemplated by the preceding paragraph, Penn West may obtain the required pre-approval from any other member of the Audit Committee, provided that any such Audit Committee member shall report to the Audit Committee on any non-audit service engagement pre-approved by him or her at the Audit Committee’s first scheduled meeting following such pre-approval and the fees for such services do not exceed $50,000 as noted above.

External Auditor Service Fees

The following table summarizes the fees billed to Penn West and Ernst & Young for external audit and other services during the periods indicated.

Year	Audit Fees(1) ($)	Audit-Related Fees(2) ($)	Tax Fees(3) ($)
2016	992,000	75,750	5,800
2015	900,000	35,000	6,000

Notes:

(1)	The aggregate fees billed by our external auditor in each of the last two fiscal years for audit services, including fees for the integrated audit of Penn West’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, reviews in connection with acquisitions and Sarbanes-Oxley Act related services, and review procedures on the unaudited interim consolidated financial statements.
(2)	The aggregate fees billed in each of the last two fiscal years by our external auditor for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements (and not included in audit services fees in note (1)). The services comprising the fees disclosed under this category principally consisted of Penn West’s portion of fees for the Peace River Oil Partnership audit.
(3)	The aggregate fees billed in the applicable fiscal year by our external auditor for professional services for tax compliance, tax advice and tax planning.

Reliance on Exemptions

At no time since the commencement of Penn West’s most recently completed financial year has Penn West relied on any of the exemptions contained in Sections 2.4, 3.2, 3.4 or 3.5 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 thereof. In addition, at no time since the commencement of Penn West’s most recently completed financial year has Penn West relied upon the exemptions in Subsection 3.3(2) or Section 3.6 of NI 52-110. Furthermore, at no time since the commencement of Penn West’s most recently completed financial year has Penn West relied upon Section 3.8 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of Penn West’s most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board of Directors.

DIVIDENDS AND DIVIDEND POLICY

Dividend Policy

In September 2015, the Board of Directors adopted a no dividend policy (effective after the 2015 third quarter payment of $0.01 per Common Share on October 15, 2015) until further notice.

Depending on the foregoing factors and any other factors that the Board deems relevant from time to time, many of which are beyond the control of our Board and management team, the Board may change our dividend policy following any such quarterly review or at any other time that the Board deems appropriate. See “Risk Factors”.

The credit agreement governing our syndicated credit facility and each of the note purchase agreements governing our Senior Notes also contain provisions which restrict our ability to pay dividends to Shareholders in the event of the occurrence of certain events of default. The full text of the agreements governing our credit facility and our Senior Notes is available on SEDAR at www.sedar.com. For additional information regarding our credit facility and our Senior Notes, see “Capitalization of Penn West – Debt Capital”.

Dividend Reinvestment and Optional Common Share Purchase Plan

Penn West had a Dividend Reinvestment and Optional Common Share Purchase Plan (the “DRIP”) that historically provided eligible Shareholders with the opportunity to acquire additional Common Shares by reinvesting their dividends. At the Company’s discretion, Common Shares were acquired with dividends either on the TSX at prevailing market rates or from treasury at 95% of the “average market price” (as defined in the DRIP).

In December 2014, Penn West announced that commencing with its first quarter 2015 dividend, payable on April 15, 2015, the Board had suspended the DRIP until further notice. Shareholders who had elected to participate in the DRIP received cash dividends on the payment date. On March 9, 2016, Penn West announced that the Board had decided to terminate the DRIP pursuant to the terms and conditions set forth in the plan.

Dividends Declared Payable to Shareholders of Penn West

During the financial years ended December 31, 2014, 2015 and 2016, Penn West declared payable the following amount of cash dividends per Common Share:

Quarter	2016 Dividends Declared Payable ($)	2015 Dividends Declared Payable ($)	2014 Dividends Declared Payable ($)
First Quarter	—	0.01	0.14
Second Quarter	—	0.01	0.14
Third Quarter	—	0.01	0.14
Fourth Quarter	—	—	0.14

Total	—	0.03	0.56

In September 2015, Penn West announced a change to its quarterly dividend payment from $0.01 per Common Share to no dividend per Common Share (effective after the 2015 third quarter payment of $0.01 per Common Share on October 15, 2015) until further notice.

MARKET FOR SECURITIES

Trading Price and Volume

The following tables set forth certain trading information for the Common Shares in 2016 as reported by the TSX and the NYSE.

	TSX
Period	Common Share price ($) High	Common Share price ($) Low	Volume
January	$1.27	$0.70	46,003,305
February	$1.44	$0.91	32,438,383
March	$1.77	$1.13	45,811,699
April	$1.52	$1.13	32,815,365
May	$1.44	$0.78	47,539,562
June	$1.89	$0.82	105,945,301
July	$1.93	$1.57	17,784,842
August	$2.28	$1.58	22,430,589
September	$2.50	$2.07	33,340,341
October	$2.60	$2.10	34,440,733
November	$2.39	$2.00	27,502,645
December	$2.55	$2.25	29,410,943

	NYSE
Period	Common Share price ($US) High	Common Share price ($US) Low	Volume
January	$0.71	$0.64	52,447,215
February	$0.87	$0.80	38,947,192
March	$1.06	$0.97	40,846,253
April	$1.04	$0.97	25,342,158
May	$0.84	$0.77	39,418,062
June	$1.21	$1.13	81,069,151
July	$1.41	$1.35	26,570,530
August	$1.56	$1.49	40,556,760
September	$1.78	$1.68	60,584,965
October	$1.84	$1.76	62,868,102
November	$1.65	$1.57	44,883,290
December	$1.81	$1.75	53,188,192

Prior Sales

Other than incentive securities issued pursuant to Penn West’s director and employee compensation plans and the Senior Notes, Penn West does not have any classes of securities that are outstanding but that are not listed or quoted on a market place.

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

To Penn West’s knowledge, no securities of Penn West are held in escrow, are subject to a pooling agreement, or are subject to a contractual restriction on transfer (except in respect of pledges made to lenders and except in respect of incentive securities issued pursuant to Penn West’s director and employee compensation plans).

INDUSTRY CONDITIONS

As at December 31, 2016, substantially all of Penn West’s proved plus probable reserves (as evaluated by Sproule in the Engineering Report were located in the Provinces of Alberta and British Columbia (see Appendices A-1, A-2 and A-3 for information regarding our reserves). With the close of an asset disposition transaction in January 2017, which disposed of a majority of the company’s assets within British Columbia, the concentration of our proved plus probable reserves in Alberta has increased even further (see “Description of Our Business – General Development of the Business – 2017 Developments”).

Companies operating in the oil and natural gas industry in Alberta are subject to extensive regulation and control of operations (including land tenure, exploration, development, production, refining, upgrading, transportation and marketing) as a result of legislation enacted by various levels of government with respect to the pricing and taxation of oil and natural gas, including the governments of Canada and Alberta, all of which should be carefully considered by investors in the oil and gas industry. All current legislation is a matter of public record and we are unable to predict what additional legislation or amendments that governments may enact in the future. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry in Alberta.

Pricing and Marketing

Oil

In Canada, the producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Worldwide supply and demand factors primarily determine oil prices; however, prices are also influenced by regional market and transportation issues. The specific price depends in part on oil quality, prices of competing fuels, distance to market, availability of transportation, value of refined products, the supply/demand balance, and contractual terms of sale. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the “NEB”). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB. The NEB recently underwent a consultation process to update the regulations governing the issuance of export licenses. The updating process was necessary to meet the criteria set out in the federal Jobs, Growth and Long-term Prosperity Act (Canada) (the “Prosperity Act”) which received Royal Assent on June 29, 2012. The Regulations Amending the National Energy Board Act Part VI (Oil and Gas) Regulations came into effect on July 31, 2015 and provides the requirements for obtaining long-term licenses.

Natural Gas

Canada’s natural gas market has been deregulated since 1985. Supply and demand determine the price of natural gas and price is calculated at the sale point, being the wellhead, the outlet of a gas processing plant, on a gas transmission system such as the Alberta “NIT” (Nova Inventory Transfer), at a storage facility, at the inlet to a utility system or at the point of receipt by the consumer. Accordingly, the price realized for natural gas is dependent upon such producer’s own arrangements (whether long or short term contracts and the specific point of sale). As natural gas is also traded on trading platforms such as the Natural Gas Exchange (NGX), Intercontinental Exchange or the New York Mercantile Exchange (NYMEX) in the United States, spot and future prices can also be influenced by supply and demand fundamentals on these platforms. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas (other than propane, butane and ethane) exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 40 years) or for a larger quantity requires an exporter to obtain an export license from the NEB.

The North American Free Trade Agreement

The North American Free Trade Agreement (“NAFTA”) among the governments of Canada, the United States and Mexico came into force on January 1, 1994. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of goods of the party maintaining the restriction as compared to the proportion prevailing in the most recent 36 month period; (ii) impose an export price higher than the domestic price (subject to an exception with respect to certain measures which only restrict the volume of exports); and (iii) disrupt normal channels of supply. All three signatory countries are prohibited from imposing a minimum or maximum export price requirement in any circumstance where any other form of quantitative restriction is prohibited. The signatory countries are also prohibited from imposing a minimum or maximum import price requirement except as permitted in enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA requires energy regulators to ensure the orderly and equitable implementation of any regulatory changes and to ensure that the application of those changes will cause minimal disruption to contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, all of which are important for Canadian oil and natural gas exports. NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes.

The new administration in the United States has indicated its intention to renegotiate the terms of NAFTA. The Company is unable to predict whether this will occur, and if it does, how the renegotiation of NAFTA will impact the oil and gas industry in Canada generally and the Company in particular.

Royalties and Incentives

General

In addition to federal regulation, each province has legislation and regulations that govern royalties, production rates and other matters. The royalty regime in a given province is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production and oil sands projects. Royalties payable on production from lands where the Crown does not hold the mineral rights are determined by negotiation between the mineral freehold owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Royalties from production on Crown lands are determined by governmental regulation and are generally calculated as a percentage of the value of gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are, from time to time, carved out of the working interest owner’s interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally, the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays or royalty tax credits and are generally introduced when commodity prices are low to encourage exploration and development activity by improving earnings and cash flow within the industry.

The Government of Canada has signaled that it will, among other things, phase out subsidies for the oil and gas industry, which include only allowing the use of the Canadian Exploration Expenses tax deduction in cases of successful exploration, implementing more stringent reviews for pipelines, and establishing a pan-Canadian framework for combating climate change. These changes could adversely affect, among other things, the earnings of companies operating in the oil and natural gas industry.

Alberta

In Alberta, the Crown owns 81% of the province’s mineral rights. The remaining 19% are “freehold” mineral rights owned by the federal government on behalf of First Nations or in National Parks, and by individuals and companies. Provincial government royalty rates apply to Crown-owned mineral rights. On January 29, 2016, the Government of Alberta released and accepted the Royalty Review Advisory Panel’s recommendations, which outlined the implementation of a “Modernized

Royalty Framework” for Alberta (the “MRF”). The MRF formally took effect on January 1, 2017 for wells drilled after that date. Wells drilled prior to January 1, 2017 will continue to be governed by the “New Royalty Framework” (implemented by the Mines and Minerals (New Royalty Framework) Amendment Act, 2008) (the “Alberta Royalty Framework”) for a period of 10 years until January 1, 2027. The MRF is structured in three phases: (i) Pre-Payout; (ii) Mid-Life; and (iii) Mature. During the Pre-Payout phase, a fixed 5% royalty will apply until the well reaches payout. Well payout occurs when the cumulative revenue from a well is equal to the Drilling and Completion Cost Allowance (determined by a formula that approximates drilling and completion costs for wells based on total depth, length, and proppant placed). The new royalty rate for the Pre-Payout phase under the MRF will be payable on gross revenue generated from all production streams (oil, gas, and natural gas liquids), eliminating the need to label a well as “oil” or “gas”. Post-payout, the Mid-Life phase will apply a higher royalty rate than the Pre-Payout phase. Depending on the commodity price of the substance the well is producing, the royalty rate could range from 5% to 40%. The metrics for calculating the Mid-Life phase royalty are based on commodity prices and are intended, on average, to yield the same internal rate of return as under the Alberta Royalty Framework. In the Mature phase of the MRF, once a well reaches the tail end of its cycle and production falls below a “Maturity Threshold”, currently the equivalent of 194 m3 (40 barrels of oil equivalent per day or 345,500 m3 of gas per month), the royalty rate will move to a sliding scale (based on volume and price) with a minimum royalty rate of 5%. The downward adjustment of the royalty rate in the Mature phase is intended to account for the higher per-unit fixed cost involved in operating an older well.

On July 11, 2016, the Government of Alberta released details of the Enhanced Hydrocarbon Recovery Program and the Emerging Resources Program. These programs, which came into effect on January 1, 2017, are a part of the MRF and account for the higher costs associated with enhanced recovery methods and with developing emerging resources in an effort to make difficult investments economically viable and to increase royalties. Certain eligibility criteria must be satisfied in order for a proposed project to fall under each program. Enhanced recovery scheme applications can be submitted to the Alberta Energy Regulator (“AER”).

Oil sands projects are also subject to Alberta’s royalty regime. The MRF does not change the oil sands royalty framework, however, the Government of Alberta plans to increase transparency in the method and figures by which the royalties are calculated. Prior to payout of an oil sands project, the royalty is payable on gross revenues of an oil sands project. Gross revenue royalty rates range between 1 and 9 percent depending on the market price of oil, determined using the average monthly price, expressed in Canadian dollars, for WTI crude oil at Cushing, Oklahoma: rates are 1 percent when the market price of oil is less than or equal to $55 per barrel and increase for every dollar of market price of oil increase to a maximum of 9 percent when oil is priced at $120 or higher. After payout, the royalty payable is the greater of the gross revenue royalty based on the gross revenue royalty rate of 1 to 9 percent and the net revenue royalty based on the net revenue royalty rate. Net revenue royalty rates start at 25 percent and increase for every dollar of market price of oil increase above $55 up to 40 percent when oil is priced at $120 or higher.

Currently, producers of oil and natural gas from Crown lands in Alberta are required to pay annual rental payments, at a rate of $3.50 per hectare, and make monthly royalty payments in respect of oil and natural gas produced.

Royalties for wells drilled prior to January 1, 2017 are paid pursuant to the Alberta Royalty Framework until January 1, 2027. Royalty rates for conventional oil are set by a single sliding scale formula, which is applied monthly and incorporates separate variables to account for production rates and market prices. The maximum royalty payable under the royalty regime is 40%. Royalty rates for natural gas under the royalty regime depends on the price of each of the components of the gas stream, the productivity of the well, its acid gas factor and the depth of the producing zone. These factors are employed on a sliding scale formula to determine the natural gas royalty rate per well with the maximum royalty payable under the royalty regime set at 36% and a minimum royalty rate of 5%.

Producers of oil and natural gas from freehold lands in Alberta are required to pay freehold mineral tax. The freehold mineral tax is a tax levied by the Government of Alberta on the value of oil and natural gas production from lands where the Crown does not hold the rights to mines and minerals and is derived from the Freehold Mineral Rights Tax Act (Alberta). The freehold mineral tax is levied on an annual basis on calendar year production using a tax formula that takes into consideration, among other things, the amount of production, the hours of production, the value of each unit of production, the tax rate and the percentages that the owners hold in the title. The basic formula for the assessment of freehold mineral tax is: revenue less allocable costs equals net revenue divided by wellhead production equals the value based upon unit of production. If payors do not wish to file individual unit values, a default price is supplied by the Crown. On average, the tax levied is 4 percent of revenues reported from freehold mineral title properties.

The Government of Alberta has from time to time implemented drilling credits, incentives or transitional royalty programs to encourage oil and gas development and new drilling. For example, the Innovative Energy Technologies Program (the “IETP”) has the stated objectives of increasing recovery from oil and gas deposits, finding technical solutions to the gas over bitumen issue, improving the recovery of bitumen by in-situ and mining techniques, and improving the recovery of natural gas from coal seams. The IETP provides royalty adjustments to specific pilot and demonstration projects that utilize new or innovative technologies to increase recovery from existing reserves.

In addition, the Government of Alberta has implemented certain initiatives intended to accelerate technological development and facilitate the development of unconventional resources (the “Emerging Resource and Technologies Initiative”). These initiatives apply to wells drilled before January 1, 2017, for a 10 year period, until January 1, 2027. Specifically:

•	Coalbed methane wells will receive a maximum royalty rate of 5 percent for 36 producing months up to 750 MMcf of production, retroactive to wells that began producing on or after May 1, 2010;

•	Shale gas wells will receive a maximum royalty rate of 5 percent for 36 producing months with no limitation on production volume, retroactive to wells that began producing on or after May 1, 2010;

•	Horizontal gas wells will receive a maximum royalty rate of 5 percent for 18 producing months up to 500 MMcf of production, retroactive to wells that commenced drilling on or after May 1, 2010; and

•	Horizontal oil wells and horizontal non-project oil sands wells will receive a maximum royalty rate of 5 percent with volume and production month limits set according to the depth (including the horizontal distance) of the well, retroactive to wells that commenced drilling on or after May 1, 2010.

Land Tenure

The respective provincial governments predominantly own the rights to crude oil and natural gas located in the western provinces, with the exception of Manitoba where private ownership accounts for approximately 80 percent of the crude oil and natural gas rights in the southwestern portion of the province. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments. Private ownership of oil and natural gas also exists in such provinces and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

The Province of Alberta has implemented legislation providing for the reversion to the Crown of mineral rights to deep, non-productive geological formations at the conclusion of the primary term of a lease or license.

The Province of Alberta also has a policy of “shallow rights reversion” which provides for the reversion to the Crown of mineral rights to shallow, non-productive geological formations for all leases and licenses issued after January 1, 2009 at the conclusion of the primary term of the lease or license.

Production and Operation Regulations

The oil and natural gas industry in Canada is highly regulated and subject to significant control by provincial regulators. Regulatory approval is required for, among other things, the drilling of oil and natural gas wells, construction and operation of facilities, the storage, injection and disposal of substances and the abandonment and reclamation of well-sites. In order to conduct oil and gas operations and remain in good standing with the applicable provincial regulator, we must comply with applicable legislation, regulations, orders, directives and other directions (all of which are subject to governmental oversight, review and revision, from time to time). Compliance with such legislation, regulations, orders, directives or other directions can be costly and a breach of the same may result in fines or other sanctions.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation under a variety of Canadian federal, provincial, territorial and municipal laws and regulations, all of which is subject to governmental review and revision from time to time. Such legislation provides for, among other things, restrictions and prohibitions on the spill, release or emission of various substances produced in association with certain oil and gas industry operations, such as sulphur dioxide and nitrous oxide. In addition, such legislation sets out the requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well and facility sites. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability and the imposition of material fines and penalties. In addition to these specific, known requirements, future changes to environmental legislation, including anticipated legislation for air pollution and greenhouse gas (“GHG”) emissions, may impose further requirements on operators and other companies in the oil and natural gas industry.

Federal

Canadian environmental regulation is the responsibility of the federal government and provincial governments. Where there is a direct conflict between federal and provincial environmental legislation in relation to the same matter, the federal law will prevail, however, such conflicts are uncommon. The federal government has primary jurisdiction over federal works, undertakings and federally regulated industries such as railways, aviation and interprovincial transport. The Canadian Environmental Protection Act, 1999 and the Canadian Environmental Assessment Act, 2012 provide the foundation for the federal government to protect the environment and cooperate with provinces to do the same.

Pursuant to the Prosperity Act, the Government of Canada amended or repealed several pieces of federal environmental legislation and in addition, created a new federal environmental assessment regime that came in to force on July 6, 2012. The changes to the environmental legislation under the Prosperity Act are intended to provide for more efficient and timely environmental assessments of projects that previously had been subject to overlapping legislative jurisdiction.

On June 20, 2016, the Government of Canada launched a review of current environmental and regulatory processes with a focus on rebuilding trust in the environmental assessment processes, modernizing the NEB, and introducing modernized safeguards to both the Fisheries Act and the Navigation Protection Act. An expert panel has been convened and is expected to complete its work by March 31, 2017. At such time, the Minister of Environment and Climate Change will consider the recommendations in the panel’s report and identify next steps to improve federal environmental processes, which is expected to take place during the summer/fall of 2017. Until this process is complete, the federal Government’s interim principles released January 27, 2016 will continue to guide decision-making authorities for projects currently undergoing environmental assessment. The federal Government has not provided any indication of what changes, if any, will be implemented, or when, but increased delays and uncertainty surrounding the environmental assessment process should be expected for large projects.

In a further development, on November 29, 2016, the Government of Canada announced that it would introduce legislation by spring of 2017 to formalize a moratorium for crude oil tankers on British Columbia’s north coast. It is unclear how the proposed moratorium may affect ongoing LNG export projects currently under consideration and development. On the same day, the Government of Canada also approved, subject to a number of conditions, the Trans Mountain Pipeline system expansion backed by Kinder Morgan Canada as well as Enbridge Inc.’s plan to replace its Line 3 pipeline system, while also rejecting Enbridge Inc.’s proposed Northern Gateway project. On January 11, 2017, the Government of British Columbia confirmed that the conditions to the approval of the Trans Mountain Pipeline have been satisfied. Additionally, the new administration in the United States has indicated a willingness to revisit other pipeline projects that had been previously rejected.

Alberta

The AER is the single regulator responsible for all energy development in Alberta. The AER ensures the safe, efficient, orderly, and environmentally responsible development of hydrocarbon resources including allocating and conserving water resources, managing public lands, and protecting the environment. The AER’s responsibilities exclude the functions of the Alberta Utilities Commission and the Surface Rights Board, as well as Alberta Energy’s responsibility for mineral tenure. The objective behind a single regulator is to provide for an enhanced regulatory regime that is efficient, attractive to business and investors, and effective in supporting public safety, environmental management and resource conservation while respecting the rights of landowners.

The Government of Alberta relies on regional planning to accomplish its responsible resource development goals. The following frameworks, plans and policies form the basis of Alberta’s Integrated Resource Management System (“IRMS”). The IRMS method to natural resource management provides for engagement and consultation with stakeholders and the public and examines the cumulative impacts of development on the environment and communities by incorporating the management of all resources, including energy, minerals, land, air, water and biodiversity. While the AER is the primary regulator for energy development, several other governmental departments and agencies may be involved in land use issues, including Alberta Environment and Parks, Alberta Energy, the Policy Management Office, the Aboriginal Consultation Office and the Land Use Secretariat.

In December 2008, the Government of Alberta released a new land use policy for surface land in Alberta, the Alberta Land Use Framework (the “ALUF”). The ALUF sets out an approach to manage public and private land use and natural resource development in a manner that is consistent with the long-term economic, environmental and social goals of the province. It calls for the development of seven region-specific land use plans in order to manage the combined impacts of existing and future land use within a specific region and the incorporation of a cumulative effects management approach into such plans.

The Alberta Land Stewardship Act (the “ALSA”) provides the legislative authority for the Government of Alberta to implement the policies contained in the ALUF. Regional plans established under the ALSA are deemed to be legislative instruments equivalent to regulations and will be binding on the Government of Alberta and provincial regulators, including those governing the oil and gas industry. In the event of a conflict or inconsistency between a regional plan and another regulation, regulatory instrument or statutory consent, the regional plan will prevail. Further, the ALSA requires local governments, provincial departments, agencies and administrative bodies or tribunals to review their regulatory instruments and make any appropriate changes to ensure that they comply with an adopted regional plan. The ALSA also contemplates the amendment or extinguishment of previously issued statutory consents such as regulatory permits, licenses, registrations, approvals and authorizations for the purpose of achieving or maintaining an objective or policy resulting from the implementation of a regional plan. Among the measures to support the goals of the regional plans contained in the ALSA are conservation easements, which can be granted for the protection, conservation and enhancement of land, and conservation directives, which are explicit declarations contained in a regional plan to set aside specified lands in order to protect, conserve, manage and enhance the environment.

On August 22, 2012, the Government of Alberta approved the Lower Athabasca Regional Plan (“LARP”) which came into force on September 1, 2012. The LARP is the first of seven regional plans developed under the ALUF. LARP covers a region in the northeastern corner of Alberta that is approximately 93,212 square kilometers in size. The region includes a substantial portion of the Athabasca oil sands area, which contains approximately 82 percent of the province’s oil sands resources and much of the Cold Lake oil sands area. LARP establishes six new conservation areas and nine new provincial recreation areas. In conservation and provincial recreation areas, conventional oil and gas companies with pre-existing tenure may continue to operate. Any new petroleum and gas tenure issued in conservation and provincial recreation areas will include a restriction that prohibits surface access. In contrast, oil sands companies’ tenure has been (or will be) cancelled in conservation areas and no new oil sands tenure will be issued. While new oil sands tenure will be issued in provincial recreation areas, new and existing oil sands tenure will prohibit surface access.

In July 2014, the Government of Alberta approved the South Saskatchewan Regional Plan (“SSRP”) which came into force on September 1, 2014. The SSRP is the second regional plan developed under the ALUF. The SSRP covers approximately 83,764 square kilometers and includes 44% of the provincial population. The SSRP creates four new and four expanded conservation areas, and two new and six expanded provincial parks and recreational areas. Similar to LARP, the SSRP will honour existing petroleum and natural gas tenure in conservation and provincial recreational areas. However, any new petroleum and natural gas tenures sold in conservation areas, provincial parks, and recreational areas will prohibit surface access. However, oil and gas companies must minimize impacts of activities on the natural landscape, historic resources, wildlife, fish and vegetation when exploring, developing and extracting the resources. Freehold mineral rights will not be subject to this restriction.

Phase 1 Consultation of the North Saskatchewan Region Plan (“NSRP”) has been completed and the Regional Advisory Council is currently preparing its Recommendation to Government report. The NSRP is located in central Alberta and is approximately 85,780 square kilometres in size and affects activities in central Alberta, and encompasses an area between the province’s borders with British Columbia and Saskatchewan. The Upper Peace Region Plan, Lower Peace Region Plan, Red Deer Region Plan and Upper Athabasca Region Plan have not been started.

Liability Management Rating Program

In Alberta, the AER administers the Licensee Liability Rating Program (the “AB LLR Program”). The AB LLR Program is a liability management program governing most conventional upstream oil and gas wells, facilities and pipelines. Alberta’s Oil and Gas Conservation Act (“OGCA”) establishes an orphan fund (the “Orphan Fund”) to pay the costs to suspend, abandon, remediate and reclaim a well, facility or pipeline included in the AB LLR Program if a licensee or working interest participant (“WIP”) becomes defunct or is unable to meet its obligations. The Orphan Fund is funded by licensees in the AB LLR Program through a levy administered by the AER. The AB LLR Program is designed to minimize the risk to the Orphan Fund posed by unfunded liability of licensees and to prevent the taxpayers of Alberta from incurring costs to suspend, abandon, remediate and reclaim wells, facilities or pipelines. The AB LLR Program requires a licensee whose deemed liabilities exceed its deemed assets to provide the AER with a security deposit. The ratio of assets to deemed liabilities is assessed once each month and failure to post the required security deposit may result in the initiation of enforcement action by the AER. The AER publishes the liability management rating for each licensee on a monthly basis.

Made effective in three phases, from May 1, 2013 to August 1, 2015, the AER implemented important changes to the AB LLR Program (the “Changes”) that resulted in a significant increase in the number of oil and gas companies in Alberta that are required to post security. The Changes affect the deemed parameters and costs used in the formula that calculates the ratio of deemed assets to deemed liabilities under the AB LLR Program, increasing a licensee’s deemed liabilities and rendering the industry average netback factor more sensitive to asset value fluctuations. The Changes stem from concern that the previous regime significantly underestimated the environmental liabilities of licensees.

On June 20, 2016, the AER issued Bulletin 2016-16, Licensee Eligibility—Alberta Energy Regulator Measures to Limit Environmental Impacts Pending Regulatory Changes to Address the Redwater Decision (“Bulletin 16”) in an urgent response to a decision from the Alberta Court of Queen’s Bench, which is currently under appeal with the Court of Appeal of Alberta. In Redwater Energy Corporation (Re), 2016 ABQB 278 (“Redwater”), Chief Justice Wittman found that there was an operational conflict between the abandonment and reclamation provisions of the OGCA and the Bankruptcy and Insolvency Act (“BIA”), and that receivers and trustees have the right to renounce assets within insolvency proceedings. Such a conflict renders the AER’s legislated authority unenforceable to impose abandonment orders against licensees or to require a licensee to pay a security deposit before approving a transfer when such a licensee is insolvent. Effectively, this means that abandonment costs will be borne by the industry-funded Orphan Fund or the province in these instances because any resources of the insolvent licensee will first be used to satisfy secured creditors under the BIA. Bulletin 16 provides interim rules to govern while the case is appealed and while the Government of Alberta can develop appropriate regulatory measures to adequately address environmental liabilities. Three changes were implemented to minimize the risk to Albertans:

1.	The AER will consider and process all applications for license eligibility under Directive 067: Applying for Approval to Hold EUB Licenses as non-routine and may exercise its discretion to refuse an application or impose terms and conditions on a licensee eligibility approval if appropriate in the circumstances.

2.	For holders of existing but previously unused license eligibility approvals, prior to approval of any application (including license transfer applications), the AER may require evidence that there have been no material changes since approving the license eligibility. This may include evidence that the holder continues to maintain adequate insurance and that the directors, officers, and/or shareholders are substantially the same as when license eligibility was originally granted.

3.	As a condition of transferring existing AER licenses, approvals, and permits, the AER will require all transferees to demonstrate that they have a liability management rating (“LMR”), being the ratio of a licensee’s assets to liabilities, of 2.0 or higher immediately following the transfer.

In order to clarify and revise the interim rules in Bulletin 16, the AER issued Bulletin 2016-21: Revision and Clarification on Alberta Energy Regulator’s Measures to Limit Environmental Impacts Pending Regulatory Changes to Address the Redwater Decision (“Bulletin 21”) on July 8, 2016 and reaffirmed its position that an LMR of 1.0 is not sufficient to ensure that licensees will be able to address their obligations throughout the life cycle of energy development, and 2.0 remains the requirement for transferees. However, Bulletin 21 did provide the AER with additional flexibility to permit licensees to acquire additional AER-licensed assets if:

1.	The licensee already has an LMR of 2.0 or higher;

2.	The acquisition will improve the licensee’s LMR to 2.0 or higher; or

3.	The licensee is able to satisfy its obligations, notwithstanding an LMR below 2.0, by other means.

The AER provided no indication of what “other means” would be considered. In the short term the interim measures caused delays in completing transactions and reduced the pool of possible purchasers, however, transactions have been approved following a more rigorous review by the AER, despite a transferee’s LMR not meeting the interim requirement. The Alberta Court of Appeal heard the appeal of the Redwater decision on October 11, 2016, with the Court reserving its decision.

The AER implemented the Inactive Well Compliance Program (the “IWCP”) to address the growing inventory of inactive wells in Alberta and to increase the AER’s surveillance and compliance efforts under Directive 013: Suspension Requirements for Wells (“Directive 013”). The IWCP applies to all inactive wells that are noncompliant with Directive 013 as of April 1, 2015. The objective is to bring all inactive noncompliant wells under the IWCP into compliance with the requirements of Directive 013 within five years. As of April 1, 2015, each licensee is required to bring 20% of its inactive wells into compliance every year, either by reactivating or suspending the wells in accordance with Directive 013 or by abandoning them in accordance with Directive 020: Well Abandonment. The list of current wells subject to the IWCP is available on the AER’s Digital Data Submission system. The AER has announced that from April 1, 2015 to April 1, 2016, the number of noncompliant wells subject to the IWCP fell from 25,792 to 17,470, with 76% of licensees operating in the province having met their annual quota.

Climate Change Regulation

Federal

Climate change regulation at both the federal and provincial level has the potential to significantly affect the regulatory environment of the oil and natural gas industry in Canada. Such regulations, surveyed below, impose certain costs and risks on the industry.

On April 26, 2007, the Government of Canada released “Turning the Corner: An Action Plan to Reduce Greenhouse Gases and Air Pollution” (the “Action Plan”) which set forth a plan for regulations to address both GHGs and air pollution. An update to the Action Plan, “Turning the Corner: Regulatory Framework for Industrial Greenhouse Gas Emissions” was released on March 10, 2008 (the “Updated Action Plan”). The Updated Action Plan outlines emissions intensity-based targets for application to regulated sectors on a facility-specific basis, sector-wide basis or company-by-company basis. Although the intention was for draft regulations aimed at implementing the Updated Action Plan to become binding on January 1, 2010, the only regulations being implemented are in the transportation and electricity sectors.

As a signatory to the United Nations Framework Convention on Climate Change (the “UNFCCC”) and a participant to the Copenhagen Accord (a non-binding agreement created by the UNFCCC), the Government of Canada announced on January 29, 2010 that it will seek a 17% reduction in GHG emissions from 2005 levels by 2020; however, the GHG emission reduction targets are not binding. In May 2015, Canada submitted its Intended Nationally Determined Contribution (“INDC”) to the

UNFCCC. INDCs were communicated prior to the 2015 United Nations Climate Change Conference, held in Paris, France, which led to the Paris Agreement that came into force November 4, 2016 (the “Paris Agreement”). Among other items, the Paris Agreement constitutes the actions and targets that individual countries will undertake to help keep global temperatures from rising more than 2° Celsius and to pursue efforts to limit globe temperature increases below 1.5° Celsius. The Government of Canada ratified the Paris Agreement on December 12, 2016, and pursuant to the agreement, Canada’s INDC became its Nationally Determined Contributions (“NDC”). As a result, the Government of Canada replaced its INDC of a 17% reduction target established in the Copenhagen Accord with an NDC reduction of 30% below 2005 levels by 2030.

On June 29, 2016, the North American Climate, Clean Energy and Environment Partnership was announced among Canada, Mexico and the United States, which announcement included an action plan for achieving a competitive, low-carbon and sustainable North American economy. The plan includes setting targets for clean power generation, committing to implement the Paris Agreement, setting out specific commitments to address certain short-lived climate pollutants, and the promotion of clean and efficient transportation.

Additionally, on December 9, 2016, the Government of Canada formally announced the Pan-Canadian Framework on Clean Growth and Climate Change. As a result, the federal government will implement a Canada-wide carbon pricing scheme beginning in 2018. This may be implemented through either a cap and trade system or a carbon tax regime at the option of each province or territory. The federal government will impose a price on carbon of $10 per tonne on any province or territory which fails to implement its own system by 2018. This amount will increase by $10 annually until it reaches $50 per tonne in 2022 at which time the program will be reviewed.

In general, there is some uncertainty with regard to the impacts of federal or provincial climate change and environmental laws and regulations, as it is currently not possible to predict the extent of future requirements. Any new laws and regulations, or additional requirements to existing laws and regulations, could have a material impact on the Corporation’s operations and cash flow.

Alberta

As part of its efforts to reduce GHG emissions, the Government of Alberta introduced legislation to address GHG emissions: the Climate Change and Emissions Management Act (the “CCEMA”) enacted on December 4, 2003 and amended through the Climate Change and Emissions Management Amendment Act, which received royal assent on November 4, 2008. The accompanying regulations include the Specified Gas Emitters Regulation (“SGER”), which imposes GHG limits, and the Specified Gas Reporting Regulation, which imposes GHG emissions reporting requirements. Alberta is the first jurisdiction in North America to impose regulations requiring large facilities in various sectors to reduce their GHG emissions. The SGER applies to facilities emitting more than 100,000 tonnes of GHGs in 2003 or any subsequent year (“Regulated Emitters”), and requires reductions in GHG emissions intensity (e.g. the quantity of GHG emissions per unit of production) from emissions intensity baselines established in accordance with the SGER.

On June 25, 2015, the Government of Alberta renewed the SGER for a period of two years with significant amendments while Alberta’s newly formed Climate Advisory Panel conducted a comprehensive review of the province’s climate change policy. In 2015, Regulated Emitters were required to reduce their emissions intensity by 2% from their baseline in the fourth year of commercial operation, 4% of their baseline in the fifth year, 6% of their baseline in the sixth year, 8% of their baseline in the seventh year, 10% of their baseline in the eighth year, and 12% of their baseline in the ninth or subsequent years. These reduction targets increase, meaning that Regulated Emitters in their ninth or subsequent years of commercial operation must reduce their emissions intensity from their baseline by 15% in 2016 and 20% in 2017.

A Regulated Emitter can meet its emissions intensity targets through a combination of the following: (1) producing its products with lower carbon inputs, (2) purchasing emissions offset credits from non-regulated emitters (generated through activities that result in emissions reductions in accordance with established protocols), (3) purchasing emissions performance credits from other Regulated Emitters that earned credits through the reduction of their emissions below the 100,000 tonne threshold, (4) cogeneration compliance adjustments, and (5) by contributing to the Climate Change and Emissions Management Fund (the “Fund”). Contributions to the Fund are made at a rate of $15 per tonne of GHG emissions, increasing to a rate of $20 per tonne of GHG emissions in 2016 and $30 per tonne of GHG emissions in 2017. Proceeds from the Fund are directed at testing and implementing new technologies for greening energy production.

We do not operate any facilities in Alberta that are covered by the CCEMA and the SGER. However, we do have minor working interests in non-operated facilities that are subject to the CCEMA and the SGER. As at the date hereof, we do not believe that our financial obligations associated with such non-operated facilities are material.

On November 22, 2015, as a result of the Climate Advisory Panel’s Climate Leadership report, the Government of Alberta announced its Climate Leadership Plan. On June 7, 2016, the Climate Leadership Implementation Act (“CLIA”) was passed into law. The CLIA enacted the Climate Leadership Act (“CLA”), which introduced a carbon tax on all sources of GHG emissions, subject to certain exemptions. An initial economy-wide levy of $20 per tonne was implemented on January 1, 2017, increasing to $30 per tonne in January of 2018. All fuel consumption -including gasoline and natural gas—will be subject to the levy, with certain exemptions, and directors of a corporation may be held jointly and severally liable with a corporation when the corporation fails to remit a carbon levy owed by the corporation. Regulated Emitters will remain subject to the SGER framework until the end of 2017 and are exempt from paying the carbon levy on fuels used in operations until this time. Upon the expiry of the SGER, the Government of Alberta intends to transition to a proposed Carbon Competitiveness Regulation, in which sector specific output-based carbon allocations will be used to ensure competitiveness. A 100 megatonne per year limit for GHG emissions was implemented for oil sands operations, which currently emit roughly 70 megatonnes per year. This cap exempts new upgrading and cogeneration facilities, which are allocated a separate 10 megatonne limit.

There are certain exemptions to the carbon levy imposed by the CLA. Until 2023, fuels consumed or vented in a production process by conventional oil and gas producers will be exempt from the carbon levy. An exemption also applies for biofuels and fuels sold for export. In additional, marked fuels used in farming operations as well as personal and band uses by First Nations are exempt.

The passing of the CLIA is the first step towards executing the Climate Leadership Plan (other legislation is still pending). In addition to enacting the CLA, the CLIA also enacted the Energy Efficiency Alberta Act, which enables the creation of Energy Efficiency Alberta, a new Crown corporation to support and promote energy efficiency programs and services for homes and businesses.

The Government of Alberta also signaled its intentions through its Climate Leadership Plan to implement regulations that would lower methane emissions by 45% by 2025. Regulations are planned to take effect in 2020 to ensure the 2025 target is met.

Alberta is also the first jurisdiction in North America to direct dedicated funding to implement carbon capture and storage technology across industrial sectors. The Government of Alberta has committed $1.24 billion over 15 years to fund two large-scale carbon capture and storage projects that will begin commercializing the technology on the scale needed to be successful. On December 2, 2010, the Government of Alberta passed the Carbon Capture and Storage Statutes Amendment Act, 2010, which deemed the pore space underlying all land in Alberta to be, and to have always been, the property of the Crown and provided for the assumption of long-term liability for carbon sequestration projects by the Crown, subject to the satisfaction of certain conditions.

Penn West and the Environment

Penn West understands its responsibilities for reducing the environmental impacts from its operations and recognizes the interests of other land users in resource development areas, and conducts its operations accordingly. Penn West is committed to mitigating the environmental impact from its operations, and to involving stakeholders throughout the exploration, development, production and abandonment process. Penn West’s environmental programs encompass resource conservation, stakeholder communication and site abandonment/reclamation. Our environmental programs are monitored to ensure they comply with all government environmental regulations and with Penn West’s own environmental policies. The results of these programs are reviewed with Penn West’s management and operations personnel, which seeks to drive improvement and to ensure compliance with these policies. Penn West seeks to communicate its commitment to environmental stewardship to our stakeholders, including employees, investors, contractors, landowners and local communities, in order to always be held accountable.

Penn West maintains a program of detailed inspections, audits and field assessments to determine and quantify the environmental liabilities that will be incurred during the eventual decommissioning and reclamation of its field facilities. Penn West pursues a program of environmental impact reduction aimed at minimizing these future corporate liabilities without hampering field productivity. This program, launched in 1994, is ongoing, and includes measures to remediate potential contaminant sources, reclaim spill sites and abandon unproductive wells and shut-in facilities. For information regarding our estimated future abandonment and reclamation costs as of December 31, 2016, see “Appendix A-3 – Statement of Reserves Data and Other Oil and Gas Information – Disclosure of Reserves Data – Total Future Net Revenue (Undiscounted) as of December 31, 2016 Forecast Prices and Costs”.

Penn West does not operate any facilities in Alberta that are regulated to reduce GHG emissions and has no facilities that are required to report their emissions. Penn West has minor working interests in several non-operated facilities that are required to meet the requirements of the Alberta GHG regulations. Penn West’s financial obligations related to compliance with existing federal and provincial legislation regarding GHG emissions is not material at this time.

Because the federal and provincial programs relating to the regulation of the emission of GHGs and other air pollutants continue to be developed, Penn West is currently unable to predict the total impact of the potential regulations upon its business. Therefore, it is possible that Penn West could face increases in costs in order to comply with emissions legislation. However, in cooperation with the industry groups, Penn West continues to work cooperatively with governments to develop an approach to deal with climate change issues that protects the industry’s competitiveness, limits the cost and administrative burden of compliance, and supports continued investment in the oil and gas sector.

Penn West provides additional information in respect of its GHG emissions in the annual international Carbon Disclosure Project, which provides detailed information regarding our emissions, business strategy, governance and potential risks.

Penn West is committed to meeting its responsibilities to protect the environment wherever it operates. Penn West anticipates that its expenditures, both capital and expense in nature, will continue to increase as a result of operational growth and increasing legislation relating to the protection of the environment. Penn West will be taking such steps as required to ensure continued compliance with applicable environmental legislation in each jurisdiction in which it operates. Penn West believes that it is currently in compliance with applicable environmental laws and regulations in all material respects. Penn West also believes that it is reasonably likely that the trend towards heightened and additional standards in environmental legislation and regulation will continue.

RISK FACTORS

The following is a summary of certain risk factors relating to Penn West and its business. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form. Securityholders and potential securityholders should consider carefully the information contained herein and, in particular, the following risk factors. If any of these risks occur, our financial condition and results of operations could be materially adversely affected, which could result in a decline in the trading price of our Common Shares. The risks described below are not an exhaustive list of the risks that may affect Penn West and its business, nor should they be taken as a complete summary or description of all the risks associated with Penn West and its business and the oil and natural gas business generally.

Volatility in oil and natural gas prices could have a material adverse effect on our results of operations and financial condition, which in turn could negatively affect the market price of our Common Shares.

Our results of operations and financial condition are dependent upon the prices that we receive for the oil and natural gas that we sell. Historically, the oil and natural gas markets have been volatile and are likely to continue to be volatile in the future. Oil and natural gas prices have fluctuated widely during recent years and are subject to fluctuations in response to changes in supply, demand, market uncertainty and other factors that are beyond our control. These factors include, but are not limited to:

•	the limitations on the ability of Western Canadian energy producers to export oil, natural gas and natural gas liquids to U.S. markets and world markets and the resulting discount that Western Canadian energy producers may receive for their products as compared to U.S. and international benchmark commodity prices;
•	the availability of transportation infrastructure, and in particular:

•	our ability to acquire space on pipelines that deliver crude oil and natural gas to commercial markets or alternatively contract for the delivery of our products by rail;

•	deliverability uncertainties related to the distance of our production from existing pipeline, railway line, processing and storage facility infrastructure; and

•	operational problems affecting the pipelines, railway lines and facilities on which we rely;

•	global energy policy, including the ability of OPEC (and in particular the Kingdom of Saudi Arabia) to set and maintain production levels and influence prices for oil;

•	existing and threatened political instability and hostilities;

•	foreign supply of oil and natural gas, including liquefied natural gas;

•	weather conditions;

•	the overall level of energy demand;

•	production and storage levels of oil and natural gas;

•	government regulations and taxes;

•	currency exchange rates;

•	the effect of worldwide environmental and/or energy conservation measures;

•	the price and availability of alternative energy supplies;

•	the overall economic and political environment in Canada, the U.S., China, emerging markets and globally; and

•	the advent of new technologies.

Oil prices are expected to remain volatile as a result of global excess supply due to the increased growth of shale oil production in the United States, the decline in global demand for exported crude oil commodities, OPEC’s recent decisions pertaining to the oil production of OPEC member countries, non-OPEC member country decisions regarding production levels, and the lifting of sanctions imposed on certain oil producing nations by other countries, among other factors. The economics of producing from some wells may change because of lower prices, which could result in reduced production of oil or natural gas and a reduction in the volumes and the value of the Corporation’s reserves. The Corporation might also elect not to produce from certain wells at lower prices. Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisitions and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

All these factors could result in a material decrease in the Corporation’s expected net production revenue and a reduction in its oil and natural gas production, acquisition, development and exploration activities. Any substantial and extended decline in the price of oil and natural gas would have an adverse effect on the Corporation’s carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects.

The oil and gas industry is currently in a period of protracted weakness.

Recent market events and conditions, including global excess oil and natural gas supply, slowing growth in emerging economies, market volatility and disruptions in Asia, sovereign debt levels and political upheavals in various countries, have caused significant weakness and volatility in commodity prices. These events and conditions have caused a significant decrease in the valuation of oil and gas companies and a decrease in confidence in the oil and gas industry. These difficulties have been exacerbated in Canada by the recent changes in government at the federal level and, in the case of Alberta, at the provincial level, and the resultant uncertainty surrounding potential changes to the tax, royalty, environmental and other regulatory regimes that have been announced or may be implemented by the new governments. In addition, the inability to get the necessary approvals to build pipelines and other facilities to provide better access to markets for the oil and gas industry in western Canada has led to additional downward price pressure on oil and gas produced in western Canada and uncertainty and reduced confidence in the oil and gas industry in western Canada. Lower commodity prices may also affect the volume and value of the Corporation’s reserves by rendering certain reserves uneconomic. In addition, lower commodity prices have restricted, and are anticipated to continue to restrict, the Corporation’s cash flow which constrains our ability to increase our capital expenditure budget. As a result, the Corporation may not be able to replace its production with additional reserves and both the Corporation’s production and reserves could be reduced on a year over year basis.

Given the current market conditions and the lack of confidence in the Canadian oil and gas industry, the Corporation may have difficulty raising additional funds or if it is able to do so, it may be on unfavourable and highly dilutive terms. If these conditions persist, the Corporation’s cash flow may not be sufficient to continue to fund its operations and to satisfy its obligations when due and the Corporation’s ability to continue as a going concern and discharge its obligations will require additional equity or debt financing and/or proceeds from asset sales (or the reduction of liabilities via asset sales). There can be no assurance that such equity or debt financing will be available on terms that are satisfactory to the Corporation or at all. Similarly, there can be no assurance that the Corporation will be able to realize any or sufficient proceeds from asset sales to discharge its obligations (or reduce its liabilities via asset sales) and continue as a going concern.

The price of oil and natural gas is affected by political events throughout the world. Any such event could result in a material decline in commodity prices and in turn result in a reduction in the market price of our Common Shares.

Political events throughout the world that cause disruptions in the supply of oil continue to affect the marketability and price of oil and natural gas acquired, produced or discovered by us. Conflicts, or conversely peaceful developments, arising outside of Canada, including changes in political regimes or the parties in power, have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and therefore result in a reduction of our revenue and consequently the market price of our Common Shares.

In addition, our oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of our properties, wells or facilities are the subject of a terrorist attack it could have a material adverse effect on us. We do not currently have insurance to protect against the risk of terrorism.

We cannot predict the impact of ongoing political uncertainty on our business.

In the last several years, the United States and certain European countries have experienced significant political events that have cast uncertainty on global financial and economic markets. During the recent presidential campaign a number of election promises were made and the new American administration has begun taking steps to implement certain of these promises. Included in the actions that the administration has discussed are the renegotiation of the terms of the North American Free Trade Agreement, withdrawal of the United States from the Trans-Pacific Partnership, imposition of a tax on the importation of goods into the United States, reduction of regulation and taxation in the United States, and introduction of laws to reduce immigration and restrict access into the United States for citizens of certain countries. It is presently unclear exactly what actions the new administration in the United States will implement, and if implemented, how these actions may impact Canada and in particular the oil and gas industry. Any actions taken by the new United States administration may have a negative impact on the Canadian economy and on the businesses, financial conditions, results of operations and the valuation of Canadian oil and gas companies, including the Corporation.

In addition to the political disruption in the United States, the citizens of the United Kingdom recently voted to withdraw from the European Union and the Government of the United Kingdom has begun taking steps to implement such withdrawal. Some European countries have also experienced the rise of anti-establishment political parties and public protests held against open-door immigration policies, trade and globalization. To the extent that certain political actions taken in North America, Europe and elsewhere in the world result in a marked decrease in free trade, access to personnel and freedom of movement, it could have an adverse effect on the Corporation’s ability to market its products internationally, increase costs for goods and services required for the Corporation’s operations, reduce access to skilled labour and negatively impact the Corporation’s business, operations, financial conditions and the market value of our securities.

We cannot predict the impact of changing demand for oil and natural gas products.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for oil, natural gas and other hydrocarbons. We cannot predict the impact of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We use conventional recovery methods, such as horizontal multi-stage fracturing technology, and non-conventional recovery methods, such as enhanced oil recovery technologies, both of which are subject to significant risk factors which could lead to the delay or cancellation of some or all of our projects, which could adversely affect the market price of our Common Shares.

Penn West utilizes new drilling and completion technologies, including horizontal multi-stage fracture completions, intended to increase the resource recovery from known oil and natural gas fields. However, Penn West may not realize the anticipated increase in resource recovery from the employment of such techniques due to particular reservoir characteristics or other adverse factors.

Hydraulic fracturing typically involves the injection of water, sand and small amounts of additives under pressure into rock formations to stimulate hydrocarbon (natural gas and oil) production. Hydraulic fracturing is being used to produce commercial quantities of natural gas and oil from reservoirs that were previously unproductive. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delay or increased operating costs or third party or governmental claims, and could increase our cost of compliance and doing business as well as delay the development of oil and natural gas resources from shale formations which are not commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that we are ultimately able to produce from our reserves.

Due to seismic activity reported in the Fox Creek area of Alberta, the AER announced in February 2015, seismic monitoring and reporting requirements for hydraulic fracturing operators in the Duvernay Zone in the Fox Creek area. These requirements include, among others, an assessment of the potential for seismicity prior to operations, the implementation of a response plan to address potential events, and the suspension of operations if a seismic event above a particular threshold occurs. The AER continues to monitor seismic activity around the province and may extend these requirements to other areas of the province where we do own oil and gas assets if necessary.

The potential or planned use of enhanced oil recovery (“EOR”) methods such as steam injection (steam assisted gravity drainage, cyclical steam stimulation and steam flooding), water injection, solvent injection and firefloods to increase the ultimate recovery of oil resources in place are subject to significant risk factors. These factors include but are not limited to the following:

•	changing economic conditions (including commodity pricing and operating and capital expenditure fluctuations);

•	changing engineering and technical conditions (including the ability to apply EOR methods to the reservoir and the production response thereto);

•	large development programs may need to be spread over a longer time period than initially planned due to the requirement to allocate capital expenditures to different periods;

•	surface access and deliverability issues (including landowner and stakeholder relations, weather, pipeline, road and processing matters);

•	environmental regulations relating to such items as GHG emissions and access to water, which could impact capital and operating costs; and

•	the availability of sufficient financing on acceptable terms.

The Corporation undertakes or intends to undertake certain water flooding programs which involve the injection of water or other liquids into an oil reservoir to increase production from the reservoir and to decrease production declines. To undertake such water flooding activities, the Corporation needs to have access to sufficient volumes of water, or other liquids, to pump into the reservoir to increase the pressure in the reservoir. There is no certainty that the Corporation will have access to the required volumes of water. In addition, in certain areas there may be restrictions on water use for activities such as water flooding. If the Corporation is unable to access such water it may not be able to undertake water flooding activities, which may reduce the amount of oil and natural gas that the Corporation is ultimately able to produce from its reservoirs. In addition, the Corporation may undertake certain water flood programs that ultimately prove unsuccessful in increasing production from the reservoir and as a result have a negative impact on the Corporation’s results of operations.

Acquiring, exploring for, developing, and producing from oil and natural gas assets involves many risks. Losses resulting from the occurrence of one or more of these risks may adversely affect our business and thus the value of our Common Shares.

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Penn West depends on our ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, our existing reserves, and the production from them, will decline over time as we produce from such reserves. A future increase in our reserves will depend on both our ability to explore and develop our existing properties and on our ability to select and acquire suitable producing properties or prospects. There is no assurance that we will be able to continue to find satisfactory properties to acquire or participate in. Moreover, management of Penn West may determine that current markets, terms of acquisition, participation or pricing conditions make potential acquisitions or participations uneconomic. There is also no assurance that we will discover or acquire further commercial quantities of oil and natural gas.

Future oil and natural gas exploration may involve unprofitable efforts from dry wells as well as from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, completing (including hydraulic fracturing), operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.

Drilling hazards, environmental damage and various field operating conditions could greatly increase the cost of operations and adversely affect the production from successful wells. Field operating conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut-ins of wells resulting from extreme weather conditions, insufficient storage or transportation capacity or geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, it is not possible to eliminate production delays and declines from normal field operating conditions, which can negatively affect revenue and cash flow levels to varying degrees.

Acquiring, exploring for, developing, and producing from oil and natural gas assets involves many risks. These risks include, but are not limited to:

•	encountering unexpected formations or pressures;

•	premature declines of reservoirs;

•	the invasion of water into producing formations;

•	blowouts, explosions, equipment failures and other accidents;

•	sour gas releases;

•	uncontrollable flows of oil, natural gas or well fluids;

•	personal injury to staff and others;

•	adverse weather conditions, such as wild fires and flooding; and

•	pollution and other environmental risks, such as fires and spills.

These typical risks and hazards could result in substantial damage to oil and natural gas wells, production facilities, other property, the environment and personal injury. Particularly, we may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to us. Losses resulting from the occurrence of any of these risks may have a material adverse effect on our business, financial condition, results of operations and prospects.

Although we maintain insurance in accordance with customary industry practice based on our projected cost benefit analysis of maintaining such insurance, we are not fully insured against all of these risks, not all risks are insurable, and liabilities associated with certain risks could exceed policy limits or not be covered. Like other oil and natural gas companies, we attempt to conduct our business and financial affairs so as to protect against political and economic risks applicable to operations in the jurisdictions where we operate, but there can be no assurance that we will be successful in so protecting our assets.

Our hedging program subjects us to certain risks.

From time to time, the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, to the extent that the Corporation engages in price risk management activities to protect itself from commodity price declines, it may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, the Corporation’s hedging arrangements may expose it to the risk of financial loss in certain circumstances, including instances in which:

•	production falls short of the hedged volumes or prices fall significantly lower than projected;

•	there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangement;

•	the counterparties to the hedging arrangements or other price risk management contracts fail to perform under those arrangements; or

•	a sudden unexpected event materially impacts oil and natural gas prices.

Similarly, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars or other currencies in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to other currencies. However, if the Canadian dollar declines in value compared to such fixed currencies, the Corporation will not benefit from the fluctuating exchange rate.

Fluctuations in foreign currency exchange rates and interest rates could adversely affect our business, and adversely affect the market price of our Common Shares.

World oil and natural gas prices are denominated in United States dollars and the Canadian dollar price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate, which fluctuates over time. Material increases in the value of the Canadian dollar relative to the United States dollar will negatively affect, among other things, our oil production revenues in Canadian dollars. We generally fund our cash costs, in Canadian dollars. Strengthening of the Canadian dollar (excluding risk management activities) against the United States dollar negatively affects the amount of Canadian dollar funds available to us for reinvestment, and negatively affects the future value of our reserves as calculated by independent evaluators. Although a low value of the Canadian dollar relative to the United States dollar may positively affect the price we receive for our oil and natural gas production, it could also result in an increase in the price for certain goods used for our operations, which may have a negative impact on our financial results.

To the extent that the Corporation engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which the Corporation may contract.

An increase in interest rates could result in a significant increase in the amount we pay to service debt, resulting in a reduced amount available to fund our exploration and development activities which could negatively impact the market price of the Common Shares.

If we are unable to acquire or develop additional reserves, the value of our Common Shares will decline.

Absent equity capital injections, increased debt levels or the efficient deployment of capital investments by us, our production levels and reserves will decline over time.

Our future oil and natural gas reserves and production, and therefore our cash flow, will be highly dependent on our success in exploring and exploiting our reserves and land base and acquiring additional reserves. Without reserve additions through acquisition, exploration or development activities, our reserves and production will decline over time as our existing reserves are depleted.

To the extent that external sources of capital, including the issuance of additional Common Shares, become limited or unavailable, our ability to make the necessary capital investments to maintain or expand our oil and natural gas reserves may be impaired.

There can be no assurance that we will be successful in developing or acquiring additional reserves on terms that meet our investment objectives.

We may not be able to repay all or part of our indebtedness, or alternatively, refinance all or part of our indebtedness on commercially reasonable terms. We may not be able to comply with the covenants (and in particular the financial covenants) contained in our debt instruments. The occurrence of any one of these events could have a material adverse effect on our results of operations and financial condition, which in turn could negatively affect the market price of our Common Shares.

We currently have a credit facility in place that has an aggregate borrowing limit of $600 million and a maturity date of May 6, 2019. As of December 31, 2016, there was $255 million of unused capacity under our credit facility. In the event that our credit facility is not extended before the maturity date, all outstanding indebtedness under such tranche will be repayable at that date. There is also a risk that our credit facility will not be renewed for the same principal amount or on the same terms. Any of these events could adversely affect our ability to fund our ongoing operations.

We also currently have Senior Notes outstanding that are comprised of US$105 million principal amount of notes, which Senior Notes have maturity dates ranging between 2017 and 2025. In the event we are unable to repay or refinance these debt obligations (or if we must refinance these debt obligations on less favourable terms) it may adversely affect our ability to fund our ongoing operations.

We are required to comply with covenants under our credit facilities and Senior Notes. In the event that we do not comply with covenants under one or more of these debt instruments, our access to capital could be restricted or repayment could be required, which could adversely affect our ability to fund our ongoing operations.

In May 2015, the Company reached agreements with the lenders under its syndicated bank facility and with the holders of its Senior Notes to, among other things, amend the financial covenants in the bank facility and Senior Notes and temporarily grant floating charge security over all of its property in favour of the lenders and the noteholders on a pari passu basis. As a result, if the Company is unable to repay amounts owing under our credit facilities and Senior Notes, the lenders under the credit facilities and/or the holders of the Senior Notes could proceed to foreclose or otherwise realize upon the collateral granted to them to secure the indebtedness. The acceleration of our indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross default or cross-acceleration provisions.

We may experience challenges adopting new technologies and our costs may increase as a result of such adoption.

The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other oil and gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we do. There can be no assurance that we will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. If the Corporation does implement such technologies, there is no assurance that the Corporation will do so successfully. One or more of the technologies currently utilized by us or implemented in the future may become obsolete. In such case, our business, financial condition and results of operations could be materially adversely affected. If we are unable to utilize the most advanced commercially available technology, or we are unsuccessful in implementing certain technologies, our business, financial condition and results of operations could be materially adversely affected.

We are participating in some large projects and have more concentrated risks in these areas of our operations.

We manage a variety of small and large projects in the conduct of our business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic. Our ability to execute projects and market oil and natural gas depends upon numerous factors beyond our control, including:

•	the availability of processing capacity;

•	the availability and proximity of transportation infrastructure;

•	the availability of storage capacity;

•	the availability of, and the ability to acquire, water supplies needed for drilling, hydraulic fracturing and water floods, or our ability to dispose of water used or removed from strata at a reasonable cost and in accordance with applicable environmental regulations;

•	the supply of and demand for oil and natural gas;

•	the availability of alternative fuel sources;

•	the effects of inclement weather;

•	the availability of drilling and related equipment;

•	unexpected cost increases;

•	accidental events;

•	currency fluctuations;

•	changes in regulations;

•	the availability and productivity of skilled labour; and

•	the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, we could be unable to execute projects on time, on budget, or at all, and may not be able to effectively market the oil and natural gas that we produce.

The incorrect assessment of value at the time of acquisitions could adversely affect the value of our Common Shares.

Acquisitions of oil and gas properties or companies will be based in large part on engineering and economic assessments made by independent engineers. These assessments include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond our control. All such assessments involve a measure of geological and engineering uncertainty that could result in lower production and reserves than anticipated. If actual reserves or production are less than we expect, our revenues and consequently the value of our Common Shares could be negatively affected.

We may be unable to successfully compete with other companies in our industry, which could negatively affect the market price of our Common Shares.

There is strong competition relating to all aspects of the oil and gas industry. We compete with numerous other exploration and production companies (some of whom have substantially greater financial resources, staff and facilities than those of the Corporation) for, among other things:

•	resources, including capital and skilled personnel;

•	the acquisition of properties with longer life reserves and exploitation and development opportunities; and

•	access to equipment, markets, transportation capacity, drilling and service rigs and processing facilities.

Some of these companies with whom we compete not only explore for, develop and produce oil and natural gas, but also carry on refining operations and market oil and natural gas on an international basis. As a result of these complementary activities, some of these competitors may have greater and more diverse competitive resources to draw on than the Corporation.

Seasonal factors and unexpected weather patterns (including wild fires and flooding) may lead to declines in our activities and thereby adversely affect our business, and the market price of our Common Shares.

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. In addition, extreme cold weather, heavy snowfall and heavy rainfall may restrict the Corporation’s ability to access its properties and cause operational difficulties.

Our operations are susceptible to the impacts of wild fires and flooding. In recent years, our production levels (and as a result our revenues) have at times been materially and adversely affected by wild fires and flooding. In addition to the loss of revenue that results from the loss of production when our operations are affected by wild fires and/or flooding, we incur expenses responding to such events, repairing damaged equipment, and resuming operations. Although our insurance policies may compensate us for part of our losses, they will not compensate us for all of our losses. In addition, wild fires and/or flooding consume both financial resources and management and employee time that would otherwise be directed towards the development of our business and the pursuit of our business strategy. We can offer no assurance that the severe wild fires and flooding that have at times plagued our operations in recent years will not occur again in the future with equal or greater severity.

Seasonal factors and unexpected weather patterns, including wild fires and flooding, may lead to material declines in our exploration, development and production activities and may consume material amounts of our financial and human resources, and thereby materially and adversely affect our results of operations and financial condition.

Actual reserves will vary from reserves estimates and those variations could be material and negatively affect the market price of our Common Shares.

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquid reserves and resources and future cash flows to be derived therefrom, including many factors beyond our control. The reserve and associated revenue information set forth herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and resources and the future net revenue therefrom are based upon a number of variable factors and assumptions, such as:

•	historical production from the properties;

•	estimated production decline rates;

•	estimated ultimate recovery of reserves;

•	changes in technology;

•	timing and amount and effectiveness of future capital expenditures;

•	marketability and price of oil and natural gas;

•	royalty rates;

•	the assumed effects of regulation by governmental agencies; and

•	future operating costs;

all of which may vary materially from actual results. As a result, estimates of the economically recoverable oil and natural gas reserves or estimates of resources attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. Our actual production, revenues and development and operating expenditures will vary from reserve and resource estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are sometimes based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas are often estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, Sproule has used forecast price and cost estimates in calculating the reserve quantities and future net revenue disclosed herein. Actual future net revenue will be affected by other factors including but not limited to actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and revenue derived from the Corporation’s reserves will vary from the reserve estimates contained in the Engineering Report summarized herein, and such variations could be material. The Engineering Report summarized herein is based in part on the assumption that certain activities will be undertaken by us in future years and the further assumption that such activities will be successful. The reserves and estimated revenue to be derived therefrom contained in the Engineering Report summarized herein will be reduced in future years to the extent that such activities are not undertaken or, if undertaken, do not achieve the level of success assumed in the Engineering Report summarized herein. The reserves evaluation described herein is effective as of a specific date and, except as otherwise noted, has not been updated and thus does not reflect changes in our reserves since that date.

Our operation of oil and natural gas wells, and our participation in oil and natural gas wells operated by others, could subject us to environmental claims and liability and/or increased compliance costs, all of which could affect the market price of our Common Shares.

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. In addition, such legislation sets out requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well and facility sites. Compliance with environmental legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and legal liability, and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require us to incur costs to remedy such discharge. Although we believe that we will be in material compliance with current applicable environmental legislation, no assurance can be given that environmental compliance requirements will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on our business, financial condition, results of operations and prospects. See “Industry Conditions”.

We may be required to post a material security deposit under provincial liability management programs.

Alberta has developed a liability management programs designed to prevent taxpayers from incurring costs associated with suspension, abandonment, remediation and reclamation of wells, facilities and pipelines in the event that a licensee or permit holder is unable to satisfy its obligations. These programs generally involve an assessment of the ratio of a licensee’s deemed assets to deemed liabilities. If a licensee’s deemed liabilities exceed its deemed assets, a security deposit is required. Changes to the required ratio of our deemed assets to deemed liabilities or other changes to the requirements of liability management programs may result in significant increases to the Corporation’s compliance requirements. In addition, the liability management system may prevent or interfere with the Corporation’s ability to acquire or dispose of assets as both the vendor and the purchaser of oil and gas assets must be in compliance with the liability management programs (both before and after the transfer of the assets) for the applicable regulatory agency to allow for the transfer of such assets. This is of particular concern to junior oil and gas companies that may be disproportionately affected by price instability. The recent Alberta Court of Queen’s Bench decision, Redwater Energy Corporation (Re) 2016 ABQB 278, found an operational conflict between the Bankruptcy and Insolvency Act and the AER’s abandonment and reclamation powers when the licensee is insolvent. The AER appealed this decision and issued interim rules to administer the liability management program and until the Alberta Government can develop new regulatory measures to adequately address environmental liabilities. The decision from this appeal has not been released. There remains a great deal of uncertainty as to what new regulatory measures will be developed or what the impact of the court decision will have on other provinces. See “Industry Conditions—Liability Management Rating Program”.

Changes to royalty regimes may have a material and adverse impact on our financial condition.

There can be no assurance that the federal government and the provincial governments of the western provinces will not adopt a new, or modify the existing, royalty regime, which in each case may have an impact on the economics of our projects. An increase in royalties would reduce our earnings and could make future capital investments, or our operations, less economic. On January 29, 2016, the Government of Alberta adopted a new royalty regime which took effect on January 1, 2017. See “Industry Conditions—Royalties and Incentives—Alberta”.

We suspended our quarterly dividend in 2015 and there can be no assurance that we will resume making dividend payments in the future.

The Board suspended our quarterly dividend until further notice following the dividend payment made on October 15, 2015. The payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations, and other considerations as the Board considers relevant. There can be no assurance that we will resume making dividend payments in the future or, if we do, the amount of dividend payments that we will make.

We may not be able to achieve the anticipated benefits of acquisitions or dispositions and the integration of acquisitions may result in the loss of key employees and the disruption of on-going business relationships.

We make acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as our ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with ours. The integration of acquired businesses may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters, and may also result in the loss of key employees, the disruption of on-going business, supplier, customer and employee relationships and deficiencies in internal controls or information technology controls. We continually assess the value and mix of our assets in light of our business plans and strategic objectives. In this regard, non-core assets are periodically disposed of so that we can focus our efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain of our non-core assets may realize less on disposition than their carrying value in our financial statements.

We may incur additional indebtedness in the future.

From time to time, we may enter into transactions to acquire assets or shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase our debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, we may require additional debt financing that may not be available or, if available, may not be available on favourable terms. Neither our articles nor our by-laws limit the amount of indebtedness that we may incur. The level of our indebtedness from time to time could impair our ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise, and may adversely affect the market price of our Common Shares if investors consider our debt levels to be higher than that of our peers.

Canadian and United States practices differ in reporting reserves and production and our estimates may not be comparable to those of companies in the United States.

In this Annual Information Form, we report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by United States companies. Nevertheless, as part of Penn West’s Form 40-F for the year ended December 31, 2016 filed with the SEC, Penn West has disclosed proved reserves quantities using the standards contained in SEC Regulation S-X, and the standardized measure of discounted future net cash flows relating to proved oil and gas reserves determined in accordance with the U.S. Financial Accounting Standards Board, “Disclosures About Oil and Gas Producing Activities”, which disclosure complies with the SEC’s rules for disclosing oil and gas reserves.

Our ability to make future capital expenditures may depend on our ability to access third party financing.

The Corporation anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. As future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, the Corporation’s ability to do so is dependent on, among other factors:

•	the overall state of the capital markets;

•	the Corporation’s credit rating (if applicable);

•	commodity prices;

•	interest rates;

•	royalty rates;

•	tax burden due to current and future tax laws; and

•	investor appetite for investments in the energy industry and the Corporation’s securities in particular.

Further, if the Corporation’s revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. The current conditions in the oil and gas industry have at times negatively impacted the ability of some oil and gas companies to access additional financing. There can be no assurance that debt or equity financing, or cash generated by operations, will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The Corporation may be required to seek additional equity financing on terms that are highly dilutive to existing shareholders. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation’s business financial condition, results of operations and prospects.

A lack of access to capital could harm our financial condition and results of operations.

The Corporation’s cash flow from its reserves may not be sufficient to fund its ongoing activities at all times and from time to time, the Corporation may require additional financing in order to carry out its oil and natural gas acquisition, exploration and development activities. Failure to obtain financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities, and/or reduce or terminate its operations. Due to the conditions in the oil and gas industry and/or global economic and political volatility, the Corporation may from time to time have restricted access to capital and increased borrowing costs. The current conditions in the oil and gas industry have at times negatively impacted the ability of some oil and gas companies to access additional financing.

As a result of global economic and political volatility, the Corporation may from time to time have restricted access to capital and increased borrowing costs. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Corporation’s revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation’s ability to expend the necessary capital to replace its reserves or to maintain its production. To the extent that external sources of capital become limited, unavailable or available on onerous terms, the Corporation’s ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be affected materially and adversely as a result. In addition, the future development of the Corporation’s petroleum properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms. Alternatively, any available financing may be highly dilutive to existing shareholders. Failure to obtain any financing necessary for the Corporation’s capital expenditure plans may result in a delay in development or production on the Corporation’s properties, or may force the Corporation to divest of certain assets that it would otherwise not sell.

We depend upon our management and other key personnel and the loss of one or more of such individuals could negatively affect our business.

Shareholders depend upon the management of Penn West in respect of the administration and management of all matters relating to our operations. The success of our operations depends largely upon the skills and expertise of our senior management and other key personnel. Our continued success depends upon our ability to retain and recruit such personnel. Investors who are not willing to rely on the management of Penn West should not invest in our securities.

Changes in the regulation of the oil and gas industry may adversely affect our business.

Various levels of governments impose extensive controls and regulations on oil and natural gas operations (including exploration, development, production, pricing, marketing and transportation). Governments may regulate or intervene with respect to exploration and production activities, prices, taxes, royalties and the exportation of oil and natural gas. Amendments to these controls and regulations may occur from time to time in response to economic or political conditions. See “Industry Conditions”. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for crude oil and natural gas and increase our costs, either of which may have a material adverse effect on our business, financial condition, results of operations and prospects. In order to conduct oil and natural gas operations, we will require regulatory permits, licenses, registrations, approvals and authorizations from various governmental authorities at the provincial and federal level. There can be no assurance that we will be able to obtain all of the permits, licenses, registrations, approvals and authorizations that may be required to conduct operations that we may wish to undertake. In addition, certain federal legislation such as the Competition Act and the Investment Canada Act could negatively affect our business, financial condition and the market value of our securities or our assets, particularly when undertaking, or attempting to undertake, acquisition or disposition activity.

The failure of third parties to meet their contractual obligations to us may have a material adverse effect on our financial condition.

We may be exposed to third party credit risk through our contractual arrangements with our current or future joint venture partners, marketers of our petroleum and natural gas production and other parties. In addition, we may be exposed to third party credit risk from operators of properties in which we have a working or royalty interest. In the event such entities fail to meet their contractual obligations to us, such failures may have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may affect a joint venture partner’s willingness to participate in our ongoing capital program, potentially delaying the program and the results of such program until we find a suitable alternative partner. To the extent that any of such third parties go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in the Corporation being unable to collect all or a portion of any money owing from such parties. Any of these factors could materially adversely affect our financial and operational results.

In the normal course of our operations, we are exposed to litigation, which if determined adversely, could have a material and adverse impact on us.

In the normal course of our operations, we may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to personal injuries (including resulting from exposure to hazardous substances), property damage, property taxes, land and access rights, environmental issues (including claims relating to contamination or natural resource damages), securities law matters (such as our public disclosures), and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition and results of operations. Even if we prevail in any such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from business operations, which could have an adverse affect on our financial condition.

The impact on us of claims of aboriginal title is unknown.

Aboriginal peoples have claimed aboriginal title and rights to portions of Western Canada. We are not aware that any material claims have been made in respect of our properties and assets; however, if a material claim arose and was successful this could have an adverse effect on our results of operations and business. In addition, the process of addressing such claims, regardless of the outcome, is expensive and time consuming and could result in delays which could have a material adverse effect on our business and financial results.

Our exploration and development activities may be delayed if drilling and related equipment is unavailable or if access to drilling locations is restricted. These events could have an adverse impact on our business.

Oil and natural gas exploration and development activities depend on the availability of drilling and related equipment (typically leased from third parties) as well as skilled personnel trained to use such equipment in the areas where such activities will be conducted. Demand for such limited equipment and skilled personnel, or access restrictions, may affect the availability of such equipment and skilled personnel to us and may delay exploration and development activities.

We rely on third parties to operate some of our assets.

Other companies operate some of the assets in which the Corporation has an interest. The Corporation has limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect the Corporation’s financial performance. The Corporation’s return on assets operated by others depends upon a number of factors that may be outside of the Corporation’s control, including, but not limited to, the timing and amount of capital expenditures, the operator’s expertise and financial resources, the approval of other participants, the selection of technology, and risk management practices.

In addition, due to the current low and volatile commodity price environment, many companies, including companies that may operate some of the assets in which the Corporation has an interest, may be in financial difficulty, which could impact their ability to fund and pursue capital expenditures, carry out their operations in a safe and effective manner, and satisfy regulatory requirements with respect to abandonment and reclamation obligations. If companies that operate some of the assets in which the Corporation has an interest fail to satisfy regulatory requirements with respect to abandonment and reclamation obligations, the Corporation may be required to satisfy such obligations and to seek reimbursement from such companies. To the extent that any of such companies go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in such assets being shut-in, the Corporation potentially becoming subject to additional liabilities relating to such assets, and the Corporation having difficulty collecting revenue due from such operators or recovering amounts owing to the Corporation from such operators for their share of abandonment and reclamation obligations. Any of these factors could have a material adverse affect on the Corporation’s financial and operational results.

We rely on third parties to pay us amounts owing on our royalty interests.

The Corporation relies on other companies drilling and producing from lands in which the Corporation has a royalty interest. The Corporation has limited ability to exercise influence over the decision of other companies to drill and produce from lands in which the Corporation has a royalty interest. The Corporation’s return on lands in which it has a royalty interest depends upon a number of factors that may be outside of the Corporation’s control, including, but not limited to, the capital expenditure budgets and financial resources of the companies who have a working interest in such lands, the operator’s ability to efficiently produce the resources from such lands, and commodity prices.

In addition, due to the current low and volatile commodity price environment, many companies, including companies that may have a working interest in the lands in which the Corporation has a royalty interest, may be in financial difficulty, which could affect their ability to fund and pursue capital expenditures on such lands. In addition, weak commodity prices might result in companies choosing to defer capital spending or shutting-in existing production. Any reduction in drilling and production from lands in which the Corporation has a royalty interest will negatively affect the Corporation’s cash flows and financial results.

The financial difficulty of any companies who have assets in which the Corporation has a royalty interest may affect the Corporation’s ability to collect royalty payments, particularly if such companies go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency.

Changes in Canadian income tax legislation and other laws may adversely affect us and our Shareholders.

Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of resource taxation or dividends or capital gains, may in the future be changed or interpreted in a manner that adversely affects us and our Shareholders. Furthermore, tax authorities having jurisdiction over us or our Shareholders may disagree with how we calculate our income for tax purposes or could change administrative practises to our detriment or the detriment of our Shareholders.

We file all required income tax returns and believe that we are in compliance with the provisions of the Tax Act and all other applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Penn West, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

We may incur material expenses complying with new or amended laws and regulations governing climate change.

Our exploration and production facilities and other operations and activities emit GHGs and require us to comply with GHG emissions legislation at the provincial and federal levels. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As a signatory to the United Nations Framework Convention on Climate Change (the “UNFCCC”) and as a participant to the Copenhagen Agreement (a non-binding agreement created by the UNFCCC), the Government of Canada announced on January 29, 2010 that it would seek a 17% reduction in GHG emissions from 2005 levels by 2020; however, these GHG emission reduction targets were not binding. As a result of the UNFCCC adopting the Paris Agreement on December 12, 2015, which Canada ratified on October 3, 2016, the Government of Canada implemented new GHG emission reduction targets of a 30% reduction from 2005 levels by 2030. In addition, the Government of Canada announced it would implement a Canada wide price on carbon to further reduce its GHG emissions. In addition, on January 1, 2017 the Climate Leadership Act came into effect in the Province of Alberta introducing a carbon tax on almost all sources of GHG emissions at a rate of $20 per tonne, increasing to $30 per tonne in January 2018. The direct or indirect costs of compliance with these regulations may have a material adverse effect on our business, financial condition, results of operations and prospects. Some of our significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage GHG emissions. In addition, concerns about climate change have resulted in a number of environmental activists and members of the public opposing the continued exploitation and development of fossil fuels. Given the evolving nature of the debate related to climate change and the control of GHG emissions and resulting requirements, it is not possible to predict the impact on the Corporation and its operations and financial condition. See “Industry Conditions—Climate Change Regulation”.

We are exposed to potential liabilities that may not be covered, in part or in whole, by insurance.

Our involvement in the exploration and development of oil and natural gas properties could subject us to liability for pollution, blowouts, leaks of sour natural gas, property damage, personal injury or other hazards. Prior to commencing operations, we obtain insurance in accordance with industry standards to address certain of these risks. Such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances, be insurable or, in certain circumstances, we may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to us. The occurrence of a significant event that we are not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on our financial position, results of operations or prospects.

Future acquisitions, financings or other transactions and the issuance of securities pursuant to our equity incentive plans may result in Shareholder dilution.

We may make future acquisitions or enter into financings or other transactions involving the issuance of our securities, which may be dilutive to Shareholders. Shareholder dilution may also result from the issuance of Common Shares pursuant to our stock option plan (“Option Plan”). For more information regarding our Option Plan, see our most recent Information Circular and Proxy Statement, financial statements and related MD&A filed on SEDAR at www.sedar.com.

We do not operate all of our properties and facilities. Therefore, our results of operations may be adversely affected by pipeline interruptions and apportionments, railway interruptions and/or the actions or inactions of third party operators, any of which could cause delays in receiving our revenues and cause us to incur additional expenses, which could in turn adversely affect the market price of our Common Shares.

We deliver our products through gathering and processing facilities, pipeline systems and, in certain circumstances, by railway systems. The amount of oil and natural gas that we can produce and sell is subject to the accessibility, availability, proximity and capacity of these gathering and processing facilities, pipeline systems and railway lines. The lack of availability of capacity in any of the gathering and processing facilities, pipeline systems or railway lines, could result in our inability to realize the full economic potential of our production or in a reduction of the price offered for our production. The lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to transport produced oil and natural gas to market. In addition, the pro-rationing of capacity on inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas. Unexpected shut downs or curtailment of capacity of pipelines for maintenance or integrity work or because of actions taken by regulators could also affect the Corporation’s production, operations and financial results. As a result, producers are increasingly turning to rail as an alternative means of transportation and competition for contracting rail capacity is increasing. In recent years, the volume of crude oil shipped by rail in North America has increased dramatically. Any significant change in market factors or other conditions affecting these infrastructure systems and facilities, as well as any delays in constructing new infrastructure systems and facilities (or uncertainty regarding whether such construction will proceed), could harm our business and, in turn, our financial condition, results of operations and cash flows. For instance, the federal government has signaled that it plans to review the National Energy Board approval process for large federally regulated projects. This may cause the timeframe for project approvals to increase for current and future applications.

Following major accidents in Lac-Megantic, Quebec and North Dakota, the Transportation Safety Board of Canada and the U.S. National Transportation Board have recommended additional regulations for railway tank cars carrying crude oil. In June 2015, as a result of these recommendations, the Government of Canada passed the Safe and Accountable Rail Act, which increased insurance obligations on the shipment of crude oil by rail and imposed a per tonne levy of $1.65 on crude oil shipped by rail to compensate victims and for environmental cleanup in the event of a railway accident. In addition to this legislation, new regulations have implemented the TC-117 standard for all rail tank cars carrying flammable liquids which formalized the commitment to retrofit, and eventually phase out, DOT-111 tank cars carrying crude oil. The increased regulation of rail transportation may reduce the ability of railway lines to alleviate pipeline capacity issues and add additional costs to the transportation of crude oil by rail. On July 13, 2016, the Minister of Transport (Canada) issued Protective Direction No. 38, which directed that the shipping of crude oil on DOT-111 tank cars end by November 1, 2016. Tank cars entering Canada from the United States will be monitored to ensure they are compliant with Protective Direction No. 38.

A portion of our production may, from time to time, be processed through facilities owned by third parties that we do not control. From time to time these facilities may discontinue or decrease operations either as a result of normal servicing requirements or as a result of unexpected events. A discontinuation or decrease of operations could materially adversely affect our ability to process our production and to deliver the same for sale.

Lower oil and gas prices and higher costs increase the risk of write-downs of our oil and gas property assets and goodwill (if any).

Under IFRS, when indicators of impairment exist, the carrying value of our Property, Plant and Equipment (“PP&E”) and Goodwill (if any) is compared to its recoverable amount. The recoverable amount is defined as the higher of the fair value less cost to sell or value in use. A decline in oil and gas prices may be an indicator of impairment and may result in a write-down of the value of our assets. While these write-downs would not affect cash flow from operations, the charge to earnings may be viewed unfavourably by investors and could adversely impact the market price of our Common Shares and the calculation of our compliance with the financial covenants contained in our debt instruments. PP&E asset write-downs may also be reversed to earnings in future periods should the conditions that caused impairment reverse.

We may not be able to maintain the confidentiality of sensitive information in business dealings with third parties, and our remedies for breaches of confidentiality may not fully compensate us for our losses.

While discussing potential business relationships or other transactions with third parties, we may disclose confidential information relating to our business, operations or affairs. Although confidentiality agreements are generally signed by third parties prior to the disclosure of any confidential information, a breach could put us at competitive risk and may cause significant damage to our business. The harm to our business from a breach of confidentiality cannot presently be quantified, but may be material and may not be compensable in damages. There is no assurance that, in the event of a breach of confidentiality, we will be able to obtain equitable remedies, such as injunctive relief, from a court of competent jurisdiction in a timely manner, if at all, in order to prevent or mitigate any damage to our business that such a breach of confidentiality may cause.

Our inability to manage growth could adversely affect our business and our Shareholders.

We may be subject to growth related risks, including capacity constraints and pressures on our internal systems and controls. These constraints and pressures could result from, among other things, the completion of large acquisitions. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to deal with this growth could have a material adverse impact on our business, operations and prospects.

An unforeseen defect in the chain of title to our oil and natural gas producing properties may arise to defeat our claim, which could have an adverse effect on the market price of our Common Shares.

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise. The actual interest of the Corporation in properties may accordingly vary from the Corporation’s records. If a title defect does exist, it is possible that the Corporation may lose all or a portion of the properties to which the title defect relates, which may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects. There may be valid challenges to title or legislative changes, which affect the Corporation’s title to the oil and natural gas properties the Corporation controls that could impair the Corporation’s activities on them and result in a reduction of the revenue received by the Corporation.

The ability of residents of the United States to enforce civil remedies against us and our directors, officers and experts may be limited.

Penn West is organized under the laws of Alberta, Canada and our principal places of business are in Canada. Most of our directors and officers and the experts named herein are residents of Canada, and a substantial portion of our assets and all or a substantial portion of the assets of most of such persons are located outside the United States. As a result, it may be difficult for investors in the United States to effect service of process within the United States upon those directors, officers and experts who are not residents of the United States or to enforce against them judgments of United States courts based upon civil liability under the United States federal securities laws or the securities laws of any state within the United States. There is doubt as to the enforceability in Canada against us or against any of our directors, officers or experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely upon the United States federal securities laws or the securities laws of any state within the United States.

The termination or expiration of licenses and leases through which we or our industry partners hold our interests in petroleum and natural gas substances could adversely affect the market price of our Common Shares.

Our properties are held in the form of licenses and leases and working interests in licenses and leases. If we or the holder of the license or lease fail to meet the specific requirement of a license or lease, the license or lease may terminate or expire. There can be no assurance that all of the obligations required to maintain each license or lease will be met. The termination or expiration of a license or lease or the working interest relating to a license or lease may have a material adverse effect on our results of operations and business.

Our directors and management may have conflicts of interest that may create incentives for them to act contrary to or in competition with the interests of our Shareholders.

Certain directors and officers of Penn West are engaged in, and will continue to engage in, other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Penn West may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director must disclose his interest in such contract or agreement and must refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA and our Code of Business Conduct and Ethics. See “Directors and Executive Officers of Penn West – Conflicts of Interest”.

A decrease in the fair market value of our hedging instruments could result in a non-cash charge against our income under applicable accounting standards.

Under IFRS, accounting for financial instruments may result in non-cash charges against income as a result of reductions in the fair market value of hedging instruments. A decrease in the fair market value of the hedging instruments as a result of fluctuations in commodity prices and/or foreign exchange rates may result in a non-cash charge against income, which may be viewed unfavourably in the market.

We may in the future expand our operations into new geographical regions where our existing management does not have experience. In addition, we may in the future acquire new types of energy related assets in respect of which our existing management does not have experience. Any such expansion or acquisition could result in our exposure to new risks that if not properly managed could ultimately have an adverse effect on our business and the market price of our Common Shares.

The operations and expertise of our management are currently focused primarily on oil and gas production, exploration and development in the Western Canada Sedimentary Basin. In the future, we may acquire or develop oil and gas properties outside of this geographic area. In addition, we could acquire other energy related assets, such as upgraders or pipelines. Expansion of our activities into new areas may present new risks or alternatively, significantly increase our exposure to one or more existing risk factors, which may in turn result in our future operational and financial conditions being adversely affected.

Our information assets and critical infrastructure may be subject to destruction, theft, cyber-attacks or misuse by unauthorized parties.

We have become increasingly dependent upon the availability, capacity, reliability and security of our information technology infrastructure and our ability to expand and continually update this infrastructure to conduct daily operations. We depend on various information technology systems to estimate reserve quantities, process and record financial data, manage our land base, analyze seismic information, administer our contracts with our operators and lessees and communicate with employees and third-party partners.

As a result, we are subject to a variety of information technology and/or system risks as a part of our normal course operations, including potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of our information technology systems by third parties or insiders. Unauthorized access to these systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations, or disruption to our business activities or our competitive position. Further, disruption of critical information technology services, or breaches of information security, could have a negative effect on our performance and our reputation. We apply technical and process controls in line with industry-accepted standards to protect our information assets and systems; however, these controls may not adequately prevent cyber-security breaches. The significance of any such event is difficult to quantify, but may in certain circumstances be material and adverse to our financial condition and results of operations and thus the market price of our Common Shares.

There might not always be an active trading market in the United States and/or Canada for the Common Shares.

While there is currently an active trading market for the Common Shares in both the United States and Canada, we cannot guarantee that an active trading market will be sustained in either country. If an active trading market in the Common Shares is not sustained, the trading liquidity of the Common Shares will be limited and the market value of the Common Shares may be reduced.

The market price of our Common Shares has been and will likely continue to be volatile, and may at times be less than our net asset value per Common Share.

The trading price of securities of oil and natural gas issuers is subject to substantial volatility, and is often based on factors both related and unrelated to the financial performance or prospects of the issuers involved. Factors unrelated to our performance could include macroeconomic developments nationally, within North America or globally, domestic and global commodity prices or current perceptions of the oil and gas market. Similarly, the market price of our Common Shares could be subject to significant fluctuations in response to variations in our operating results, financial condition, liquidity, debt levels and other internal factors.

Our net asset value from time to time will vary depending upon a number of factors beyond our control, including oil and gas prices. The trading price of the Common Shares from time to time is determined by a number of factors, some of which are beyond our control and such trading price may be greater or less than our net asset value. Accordingly, the price at which our Common Shares will trade cannot be accurately predicted.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts that are material to us and that were entered into by us or one of our Subsidiaries within the most recently completed financial year or before the most recently completed financial year but which are still material and are still in effect, are the following:

(a)	the credit agreement dated May 6, 2014 (as amended on May 22, 2015) among Penn West and certain lenders and other parties in respect of Penn West’s $1.2 billion syndicated credit facility, which agreement is described under “Capitalization of Penn West – Debt Capital – Credit Facility”;

(b)	the note purchase agreement dated May 31, 2007 (as amended on December 2, 2010, August 15, 2014 and May 22, 2015) among Penn West and the holders of our Series B, Series C and Series D Senior Notes, which agreement is described under “Capitalization of Penn West – Debt Capital – Senior Notes”;

(c)	the note purchase agreement dated May 29, 2008 (as amended on December 2, 2010, August 15, 2014 and May 22, 2015) among Penn West and the holders of our Series E, Series F, Series G and Series H Senior Notes, which agreement is described under “Capitalization of Penn West – Debt Capital – Senior Notes”;

(d)	the note purchase agreement dated July 31, 2008 (as amended on December 2, 2010, August 15, 2014 and May 22, 2015) among Penn West and the holders of our Series I Senior Notes, which agreement is described under “Capitalization of Penn West – Debt Capital – Senior Notes”;

(e)	the note purchase agreement dated May 5, 2009 (as amended on December 2, 2010, August 15, 2014 and May 22, 2015) among Penn West and the holders of our Series K, Series L, Series M, Series N and Series O Senior Notes, which agreement is described under “Capitalization of Penn West – Debt Capital – Senior Notes”;

(f)	the note purchase agreement dated March 16, 2010 (as amended on December 2, 2010, August 15, 2014 and May 22, 2015) among Penn West and the holders of our Series R, Series S, Series T and Series U Senior Notes, which agreement is described under “Capitalization of Penn West – Debt Capital – Senior Notes”;

(g)	the note purchase agreement dated December 2, 2010 (as amended on December 2, 2010 , August 15, 2014 and May 22, 2015) among Penn West and the holders of our Series W, Series X, Series Y, Series Z and Series BB Senior Notes, which agreement is described under “Capitalization of Penn West – Debt Capital – Senior Notes”; and

(h)	the note purchase agreement dated November 30, 2011 (as amended on August 15, 2014 and May 22, 2015) among Penn West and the holders of our Series CC, Series DD, Series EE and Series FF Senior Notes, which agreement is described under “Capitalization of Penn West – Debt Capital – Senior Notes”.

Copies of each of these agreements have been filed on SEDAR at www.sedar.com.

Economic Dependence

We are not currently a party to any contract on which our business is substantially dependent, including any contract to sell the major part of our products or to purchase the major part of our requirements for goods, services or raw materials, or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name on which our business depends.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Other than disclosed, there are no legal proceedings that Penn West is or was a party to, or that any of Penn West’s property is or was the subject of, during the most recently completed financial year, that were or are material to Penn West, and there are no such material legal proceedings that Penn West knows to be contemplated. For the purposes of the foregoing, a legal proceeding is not considered to be “material” by us if it involves a claim for damages and the amount involved, exclusive of interest and costs, does not exceed 10 percent of our current assets, provided that if any proceeding presents in large degree the same legal and factual issues as other proceedings pending or known to be contemplated, we have included the amount involved in the other proceedings in computing the percentage.

Regulatory Actions

Other than disclosed, there were no: (i) penalties or sanctions imposed against Penn West by a court relating to securities legislation or by a security regulatory authority during our most recently completed financial year; (ii) any other penalties or sanctions imposed by a court or regulatory body against Penn West that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements Penn West entered into before a court relating to securities legislation or with a securities regulatory authority during Penn West’s most recently completed financial year.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares in Canada is CST Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Computershare Shareowner Services at its principal offices in Jersey City, New Jersey.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any director or executive officer of Penn West, any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of the outstanding Common Shares, or any known associate or affiliate of any such person, in any transaction within Penn West’s three most recently completed financial years or during our current financial year that has materially affected or is reasonably expected to materially affect Penn West.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a report, valuation, statement or opinion made by such person or company and who is named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by us during, or related to, our most recently completed financial year, other than Sproule, the independent engineering evaluator retained by us in 2016 (the “Expert”), and Ernst & Young LLP (“EY”), our auditors.

There were no registered or beneficial interests, direct or indirect, in any securities or other property of Penn West or of one of our associates or affiliates: (i) held by the Expert or by the “designated professionals” (as defined in Form 51-102F2 – Annual Information Form) of the Expert, when the Expert prepared the relevant report, valuation, statement or opinion; (ii) received by the Expert or by the “designated professionals” of the Expert, after the preparation of the relevant report, valuation, statement or opinion; or (iii) to be received by the Expert or by the “designated professionals” of the Expert; except with respect to the ownership of our Common Shares, in which case the person’s or company’s interest in our Common Shares represents less than one percent of our outstanding Common Shares. The foregoing does not include registered or beneficial interests, direct or indirect, held through mutual funds.

EY are the auditors of Penn West and have confirmed that they are independent with respect to Penn West within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Penn West under all relevant US professional and regulatory standards.

No director, officer or employee of the Expert or EY is or is expected to be elected, appointed or employed as a director, officer or employee of Penn West or of any associate or affiliate of Penn West.

ADDITIONAL INFORMATION

Additional information relating to Penn West may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Penn West’s securities and securities authorized for issuance under equity compensation plans, is contained in Penn West’s Information Circular for its most recent annual meeting of securityholders that involved the election of directors. Additional financial information is provided in Penn West’s financial statements and MD&A for its most recently completed financial year.

Any document referred to in this Annual Information Form and described as being filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov (including those documents referred to as being incorporated by reference in this Annual Information Form) may be obtained free of charge from us by contacting our Investor Relations Department by telephone (toll free: 1-888-770-2633) or by email (investor_relations@pennwest.com).

APPENDIX A-1

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

(Form 51-101F3)

Management of Penn West Petroleum Ltd. (“Penn West”) is responsible for the preparation and disclosure of information with respect to Penn West’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2016, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated Penn West’s reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves Committee of the Board of Directors of Penn West has:

(a)	reviewed Penn West’s procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation, and, in the event of a proposal to change the independent qualified reserves evaluator, to inquire whether there had been disputes between the previous independent qualified reserves evaluator and management; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the Board of Directors has reviewed Penn West’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) “David L. French”	(signed) “David Hendry”
President and Chief Executive Officer	Chief Financial Officer

(signed) “William Friley”	(signed) “ Richard L. George”
Director and Chair of the Operations and Reserves Committee	Director and Member of the Operations and Reserves Committee

(signed) “John Brydson”
Director and Member of the Operations and Reserves Committee

March 14, 2017

APPENDIX A-2

REPORT ON RESERVES DATA

(Form 51-101F2)

To the Board of Directors of Penn West Petroleum Ltd. (“Penn West”):

1.	We have evaluated Penn West’s reserves data as at December 31, 2016. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2016, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of Penn West’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.	We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”), maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of Penn West evaluated by us for the year ended December 31, 2016, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to Penn West’s management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue (millions before income taxes, 10% discount rate)
			Audited	Evaluated	Reviewed	Total
Sproule Associates Limited	Evaluation of the P&NG Reserves of Penn West Petroleum Ltd. (As of December 31, 2016) February 22, 2017	Canada	nil	$1,922	nil	$1,922

6.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after their respective preparation dates.

8.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

(signed) “Sproule Associates Limited”

Sproule Associates Limited

Calgary, Alberta, Canada

February 22, 2017

APPENDIX A-3

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Our statement of reserves data and other oil and gas information dated March 14, 2017 is set forth below (the “Statement”). The effective date of the Statement is December 31, 2016 and the preparation date of the Statement is March 14, 2017. The Report of Management and Directors on Reserves Data and Other Information on Form 51-101F3 and the Report on Reserves Data by Sproule on Form 51-101F2 are attached as Appendices A-1 and A-2, respectively, to this Annual Information Form.

Disclosure of Reserves Data

The reserves data set forth below is based upon an evaluation prepared by Sproule with an effective date of December 31, 2016 contained in the Engineering Report. The reserves data summarizes our oil, natural gas liquids and natural gas reserves and the net present values of future net revenue from these reserves using forecast prices and costs, not including the impact of any hedging activities. The reserves data conforms to the requirements of NI 51-101. We engaged Sproule to evaluate all of our proved and proved plus probable reserves. See also “Notes to Reserves Data Tables” below.

As at December 31, 2016, the vast majority of our proved plus probable reserves are located in Canada in Alberta and British Columbia.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

For more information as to the risks involved, see “Risk Factors”.

A3-2

SUMMARY OF OIL AND GAS RESERVES AS OF DECEMBER 31, 2016 FORECAST PRICES AND COSTS

	RESERVES
	LIGHT AND MEDIUM CRUDE OIL		HEAVY CRUDE OIL AND BITUMEN
RESERVES CATEGORY	Gross (MMbbl)	Net (MMbbl)	Gross (MMbbl)	Net (MMbbl)
PROVED
Developed Producing	41	38	8	7
Developed Non-Producing	2	2	—	—
Undeveloped	10	9	2	2

TOTAL PROVED	54	49	10	9
PROBABLE	21	19	5	4

TOTAL PROVED PLUS PROBABLE	75	68	14	12

	RESERVES
	CONVENTIONAL NATURAL GAS		NATURAL GAS LIQUIDS
RESERVES CATEGORY	Gross (Bcf)	Net (Bcf)	Gross (MMbbl)	Net (MMbbl)
PROVED
Developed Producing	236	209	6	5
Developed Non-Producing	19	16	1	1
Undeveloped	23	21	1	1

TOTAL PROVED	278	246	7	6
PROBABLE	97	87	3	2

TOTAL PROVED PLUS PROBABLE	374	333	10	8

	RESERVES
	TOTAL OIL EQUIVALENT
RESERVES CATEGORY	Gross (MMboe)	Net (MMboe)
PROVED
Developed Producing	94	84
Developed Non-Producing	6	5
Undeveloped	17	15

TOTAL PROVED	117	105
PROBABLE	44	39

TOTAL PROVED PLUS PROBABLE	161	144

A3-3

SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE AS OF DECEMBER 31, 2016

BEFORE INCOME TAXES DISCOUNTED AT (%/year)

FORECAST PRICES AND COSTS

						Unit Value Before Income Tax Discounted at 10%/year(1)
RESERVES CATEGORY	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)	($/bbl)	($/Mcf)
PROVED
Developed Producing	2,629	1,811	1,396	1,148	983	16.55	2.76
Developed Non-Producing	105	82	67	55	47	12.44	2.07
Undeveloped	410	181	74	18	(14)	4.78	0.80

TOTAL PROVED	3,143	2,075	1,537	1,221	1,015	14.61	2.44
PROBABLE	1,462	680	385	245	167	9.86	1.64

TOTAL PROVED PLUS PROBABLE	4,605	2,755	1,922	1,466	1,182	13.33	2.22

Note:

(1)	The unit values are based on net reserve volumes.

SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE AS OF DECEMBER 31, 2016

AFTER INCOME TAXES DISCOUNTED AT (%/year)

FORECAST PRICES AND COSTS

RESERVES CATEGORY	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)
PROVED
Developed Producing	2,594	1,805	1,395	1,148	983
Developed Non-Producing	76	75	64	54	47
Undeveloped	295	140	58	11	(17)

TOTAL PROVED	2,965	2,020	1,517	1,213	1,012
PROBABLE	1,058	518	309	205	145
TOTAL PROVED PLUS PROBABLE	4,024	2,538	1,826	1,418	1,157

A3-4

TOTAL FUTURE NET REVENUE

(UNDISCOUNTED)

AS OF DECEMBER 31, 2016

FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (MM$)	ROYALTIES (MM$)	OPERATING COSTS (MM$)	DEVELOPMENT COSTS (MM$)	ABANDONMENT AND RECLAMATION COSTS (MM$)	FUTURE NET REVENUE BEFORE FUTURE INCOME TAXES (MM$)	FUTURE INCOME TAXES (MM$)	FUTURE NET REVENUE AFTER FUTURE INCOME TAXES (MM$)
Proved Reserves	6,955	612	2,459	417	323	3,143	178	2,965
Proved Plus Probable Reserves	10,145	995	3,488	689	369	4,605	581	4,024

FUTURE NET REVENUE

BY PRODUCTION GROUP

AS OF DECEMBER 31, 2016

FORECAST PRICES AND COSTS

		FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (MM$)	UNIT VALUE(4)
RESERVES CATEGORY	PRODUCTION GROUP		($/bbl)	($/Mcf)
Proved Reserves	Light and Medium Crude Oil(1)	1,179	16.91	2.82
	Heavy Crude Oil and Bitumen(1)	182	20.19	3.36
	Conventional Natural Gas(2)	133	6.46	1.08
	Non-Conventional Oil and Gas Activities(3)	43	7.30	1.22

	TOTAL	1,537	14.61	2.44

Proved Plus Probable Reserves	Light and Medium Crude Oil(1)	1,467	15.13	2.52
	Heavy Crude Oil and Bitumen(1)	241	18.89	3.15
	Conventional Natural Gas(2)	161	6.06	1.01
	Non-Conventional Oil and Gas Activities(3)	52	6.61	1.10

	TOTAL	1,922	13.33	2.22

Notes:

(1)	Including solution gas and other by-products.
(2)	Including by-products but excluding solution gas and by-products from oil wells.
(3)	CBM & Shale Gas Activities
(4)	The unit values are based on net reserve volumes.

A3-5

Notes to Reserves Data Tables

1.	Columns may not add due to rounding.

2.	The crude oil, natural gas liquids and natural gas reserves estimates presented in the Engineering Report are based on the definitions and guidelines contained in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”). A summary of those definitions are set forth below:

Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on:

(a)	analysis of drilling, geological, geophysical and engineering data;

(b)	the use of established technology; and

(c)	specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

(d)	Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(e)	Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the classification of reserves are provided in the COGE Handbook.

Development and Production Status

Each of the reserves categories (proved and probable) may be divided into developed and undeveloped categories.

(a)	Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i)	Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)	Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b)	Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable) to which they are assigned.

A3-6

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to “individual reserves entities”, which refers to the lowest level at which reserves calculations are performed, and to “reported reserves”, which refers to the highest level sum of individual entity estimates for which reserves estimates are presented. Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a)	at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b)	at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates are prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3.	Forecast prices and costs

NI 51-101 defines “forecast prices and costs” as future prices and costs that are: (i) generally acceptable as being a reasonable outlook of the future; and (ii) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in subparagraph (i).

The forecast cost and price assumptions include increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. The crude oil, natural gas and natural gas liquids benchmark reference pricing, inflation rates and exchange rates utilized in the Engineering Report are set forth below. The price assumptions set forth below were provided by Sproule.

A3-7

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS

AS OF DECEMBER 31, 2016

FORECAST PRICES AND COSTS

Oil					Gas	Edmonton Liquids Prices
Year	WTI Cushing, Oklahoma ($US/bbl)	Canadian Light Sweet Crude 40° API ($Cdn/bbl)	Western Canada Select 20.5 API ($Cdn/bbl)	Cromer LSB 35° API ($Cdn/bbl)	Natural Gas AECO-C Spot ($Cdn/MMbtu)	Edmonton Propane ($Cdn/bbl)	Edmonton Butane ($Cdn/bbl)	Edmonton Pentanes Plus ($Cdn/bbl)	Inflation Rate(1) (%/Yr)	Exchange Rate(2) ($US/$Cdn)
Forecast
2017	55.00	65.58	53.12	64.58	3.44	22.74	47.60	67.95	0.00	0.78
2018	65.00	74.51	61.85	73.51	3.27	28.04	55.49	75.61	2.00	0.82
2019	70.00	78.24	64.94	77.24	3.22	30.64	57.65	78.82	2.00	0.85
2020	71.40	80.64	66.93	79.64	3.91	32.27	58.80	80.47	2.00	0.85
2021	72.83	82.25	68.27	81.25	4.00	33.95	59.98	82.15	2.00	0.85
2022	74.28	83.90	69.64	82.90	4.10	35.68	61.18	83.86	2.00	0.85
2023	75.77	85.58	71.03	84.58	4.19	37.46	62.40	85.61	2.00	0.85
2024	77.29	87.29	72.45	86.29	4.29	39.30	63.65	87.39	2.00	0.85
2025	78.83	89.03	73.90	88.03	4.40	41.19	64.92	89.21	2.00	0.85
2026	80.41	90.81	75.38	89.81	4.50	43.13	66.22	91.07	2.00	0.85
2027	82.02	92.63	76.88	91.63	4.61	45.14	67.54	92.96	2.00	0.85

(1)	Inflation rates are used for forecasting prices and costs
(2)	Exchange rates used to generate the benchmark reference prices in this table.

Weighted average actual prices realized, including hedging activities, for the year ended December 31, 2016 were $2.32/Mcf for natural gas, $59.33/bbl for light and medium crude oil, $21.22/bbl for heavy crude oil and $17.73/bbl for natural gas liquids.

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4.	Future Development Costs

The following table sets forth development costs deducted in the estimation of our future net revenue attributable to the reserve categories noted below.

	Forecast Prices and Costs
Year	Proved Reserves (MM$)	Proved Plus Probable Reserves (MM$)
2017	43	86
2018	136	154
2019	113	160
2020	87	202
2021	32	79
2022 and subsequent	5	7
Total: Undiscounted for all years	417	689

We currently expect to fund the development costs of our reserves primarily through internally-generated funds flow. There can be no guarantee that funds will be available to develop all of our reserves or that we will allocate funding to develop all of the reserves attributed in the Engineering Report. Failure to develop those reserves would have a negative impact on future production and cash flow and could result in negative revisions to our reserves. The interest and other costs of any external funding are not included in our reserves and future net revenue estimates and would reduce reserves and future net revenue to some degree depending upon the funding sources utilized. We do not currently expect that interest or other funding costs could make development of any of our properties uneconomic.

5.	Estimated future well abandonment and reclamation costs related to reserve wells have been taken into account by Sproule in determining the aggregate future net revenue therefrom.

6.	The forecast price and cost assumptions assume the continuance of current laws and regulations.

7.	All factual data supplied to Sproule was accepted as represented. No field inspection was conducted.

8.	The estimates of future net revenue presented in the tables above do not represent fair market value.

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Reconciliations of Changes in Reserves

The following table sets forth the reconciliation of our gross reserves as at December 31, 2016, using forecast price and cost estimates derived from the Engineering Report.

RECONCILIATION OF

COMPANY GROSS RESERVES

BY PRODUCT TYPE

FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM CRUDE OIL(1)			HEAVY CRUDE OIL AND BITUMEN(1)			CONVENTIONAL NATURAL GAS(1)
FACTORS	Gross Proved (MMbbl)	Gross Probable (MMbbl)	Gross Proved Plus Probable (MMbbl)	Gross Proved (MMbbl)	Gross Probable (MMbbl)	Gross Proved Plus Probable (MMbbl)	Gross Proved (Bcf)	Gross Probable (Bcf)	Gross Proved Plus Probable (Bcf)
December 31, 2015	104	36	141	33	37	70	353	120	473
Extensions	—	—	—	—	1	1	—	—	—
Infill drilling	—	—	—	2	1	3	1	—	1
Improved Recovery	—	2	2	—	—	—	(1)	3	1
Technical Revisions	1	(2)	(2)	1	(29)	(28)	34	(5)	29
Acquisitions	—	—	—	—	—	—	23	7	31
Dispositions	(42)	(15)	(57)	(23)	(6)	(28)	(77)	(26)	(103)
Economic Factors	(2)	1	(2)	—	—	—	(11)	(2)	(14)
Production	(8)	—	(8)	(3)	—	(3)	(44)	—	(44)
December 31, 2016	54	21	75	10	5	14	278	97	374

	NATURAL GAS LIQUIDS(1)			TOTAL OIL EQUIVALENT(1)
FACTORS	Gross Proved (MMbbl)	Gross Probable (MMbbl)	Gross Proved Plus Probable (MMbbl)	Gross Proved (MMboe)	Gross Probable (MMboe)	Gross Proved Plus Probable (MMboe)
December 31, 2015	12	4	16	208	97	306
Extensions	—	—	—	—	1	1
Infill drilling	—	—	—	2	1	3
Improved Recovery	—	—	—	—	2	2
Technical Revisions	—	—	—	7	(32)	(25)
Acquisitions	—	—	—	4	1	5
Dispositions	(3)	(1)	(5)	(81)	(26)	(107)
Economic Factors	—	—	—	(5)	—	(5)
Production	(1)	—	(1)	(20)	—	(20)
December 31, 2016	7	3	10	117	44	161

Notes:

(1)	Columns may not add due to rounding.

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Additional Information Relating to Reserves Data

Undeveloped Reserves

Undeveloped reserves are attributed by Sproule in accordance with standards and procedures contained in the COGE Handbook. Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. Undeveloped reserves must fully meet the requirements of the reserves category (proved or probable) to which they are assigned.

In some cases, it will take longer than two years to develop Penn West’s undeveloped reserves. Penn West plans to develop approximately two-fifth of the proved undeveloped reserves in the Engineering Report over the next two years and the significant majority of the proved undeveloped reserves over the next five years. Penn West plans to develop approximately 20 percent of the probable undeveloped reserves in the Engineering Report over the next two years and the significant majority of the probable undeveloped reserves over the next five years. There are a number of factors that could result in delayed or cancelled development, including the following: (i) changing economic conditions (due to pricing and/or operating and capital expenditure fluctuations); (ii) changing technical conditions (including production anomalies, such as water breakthrough or accelerated depletion); (iii) multi-zone developments (for instance, a prospective formation completion may be delayed until the initial completion is no longer economic); (iv) a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and (v) surface access issues (including those relating to land owners, weather conditions and regulatory approvals).

Proved Undeveloped Reserves

The following table discloses, for each product type, the gross volumes of proved undeveloped reserves that were first attributed in each of the most recent three financial years.

Year	Light and Medium Crude Oil (MMbbl)		Heavy Crude Oil and Bitumen (MMbbl)		Conventional Natural Gas (Bcf)		NGLs (MMbbl)
	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End
2014	20	67	—	3	48	162	3	8
2015	—	16	2	2	—	32	—	1
2016	—	10	2	2	—	23	—	1

Sproule has assigned 17 MMboe of proved undeveloped reserves in the Engineering Report under forecast prices and costs, together with $405 million of associated undiscounted future capital expenditures. Proved undeveloped capital spending in the first two forecast years of the Engineering Report accounts for $174 million, or 43 percent, of the total forecast undiscounted capital expenditures for proved undeveloped reserves. These figures increase to $405 million, or nearly 100 percent, during the first five years of the Engineering Report. The majority of our proved undeveloped reserves evaluated in the Engineering Report are attributable to future oil development from known pools and enhanced oil recovery projects.

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Probable Undeveloped Reserves

The following table discloses, for each product type, the gross volumes of probable undeveloped reserves that were first attributed in each of the most recent three financial years.

Year	Light and Medium Crude Oil (MMbbl)		Heavy Crude Oil and Bitumen (MMbbl)		Conventional Natural Gas (Bcf)		NGLs (MMbbl)
	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End
2014	18	59	—	30	32	156	2	6
2015	—	15	1	29	—	30	—	1
2016	2	10	2	2	3	23	—	1

Sproule has assigned 16 MMboe of probable undeveloped reserves in the Engineering Report under forecast prices and costs, together with $269 million of associated undiscounted future capital expenditures. Probable undeveloped capital spending in the first two forecast years of the Engineering Report accounts for $61 million, or 23 percent, of the total forecast undiscounted future capital expenditures for probable undeveloped reserves. These figures increase to $269 million, or 100 percent, during the first five years of the Engineering Report. The probable undeveloped reserves evaluated in the Engineering Report are primarily associated with proved undeveloped reserve assignments but have a less likely probability of being recovered than such associated proved undeveloped reserve assignments.

Significant Factors or Uncertainties Affecting Reserves Data

The development schedule for our undeveloped reserves is based on forecast price assumptions for the determination of economic projects. The actual market prices for oil and natural gas may be significantly lower or higher resulting in some projects being delayed or accelerated, as the case may be. See “Risk Factors”.

We do not anticipate that any significant economic factors or other significant uncertainties will affect any particular components of our reserves data. However, our reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond our control.

Additional Information Concerning Abandonment and Reclamation Costs

Abandonment and reclamation costs in respect of surface leases, wells, facilities and pipelines (collectively, “A&R Costs”) are primarily comprised of abandonment, decommissioning, remediation and reclamation costs. A&R Costs are estimated using our experience conducting annual abandonment and reclamation programs over the past several years, the use of external consultants, and the use of comparisons to A&R Cost estimates obtained from the Alberta regulatory authorities.

Penn West reviews its suspended or standing well bores for reactivation, recompletion or sale opportunities. Wellbores that do not meet this criterion become part of our overall wellbore abandonment program. A portion of our A&R Costs are retired every year and facilities are generally decommissioned subsequent to the time when all the wells producing to them have been abandoned. All of our liability reduction programs take into account seasonal access, high priority and stakeholder issues, and where possible, opportunities for multi-location programs and continuous operations to reduce costs.

As of December 31, 2016, we expect to incur future A&R Costs in respect of approximately 6,349 net well bores, 924 facilities and 11,473 kilometres of pipelines. On an undiscounted, inflated basis, approximately 58% percent of A&R Costs relate to well bores, 34% percent to facilities and 8% percent to pipelines. The total amount of A&R Costs, net of estimated salvage values, we expect to incur, including wells that extend beyond the 50-year limit in the Engineering Report, are summarized in the following table:

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Period	Abandonment and Reclamation Costs Escalated at 2% Undiscounted (MM$)	Abandonment and Reclamation Costs Escalated at 2% Discounted at 10% (MM$)
Total liability as at December 31, 2016	2,238	60
Anticipated to be paid in 2017	20	20
Anticipated to be paid in 2018	10	9
Anticipated to be paid in 2019	10	9
Total anticipated to be paid in 2017, 2018 and 2019	40	38

The above table includes certain A&R Costs, net of estimated salvage values, not included in the Engineering Report and not deducted in estimating future net revenue as disclosed above. Escalated at two percent and undiscounted, the A&R Costs deducted were $369 million, and escalated at two percent and discounted at 10 percent, these A&R Costs were $8 million.

OTHER OIL AND GAS INFORMATION

Description of Our Properties, Operations and Activities in Our Major Operating Regions

Introduction

Penn West participates in the exploration for, and the development and production of, oil and natural gas principally in western Canada. Our portfolio of properties as at December 31, 2016 includes both unitized and non-unitized oil and natural gas production. In general, the properties contain long-life, low-decline-rate reserves and include interests in several major oil and gas fields. As at December 31, 2016, the majority of our proved plus probable reserves are located in Alberta and British Columbia, Canada.

Major Operating Regions

Our production and reserves are attributed to approximately 92 producing properties. No single property accounts for more than 23 percent of our proved plus probable reserves. Penn West’s operations are currently focused on light-oil development.

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The following map illustrates Penn West’s major operating regions as at December 31, 2016.

The following is a description of our principal oil and natural gas properties and related operations and activities as at December 31, 2016. Information in respect of gross and net acres and well counts are as of December 31, 2016 and information in respect of production is for the year ended December 31, 2016, except where indicated otherwise. For information on the Company’s disposition activity in 2017 see “Description of Our Business – General Development of the Business – 2017 Developments”. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Cardium Resource Play

The Cardium resource play is located in west central Alberta and extends over 300 kilometers from Calgary to Grande Prairie, Alberta. At December 31, 2016, Penn West had approximately 400 net sections of developed and undeveloped land in this play. Penn West’s holdings in the Cardium include significant interests within the core of the play, particularly in the Willesden Green and Pembina areas. In 2016, development activity was focused in both these areas, with approximately $40 million of development capital spending resulting in a total of eight net operated wells drilled. In 2017, Cardium development will continue to focus on integrated waterflood development as Penn West builds a long-term, low-decline production base and increases ultimate recoveries in the area. Total development capital budget for 2017 is approximately $100 million which includes 45 vertical injector wells and 10 horizontal producers.

Peace River Resource Play

The Peace River resource play is a heavy oil play located in northwestern Alberta. In 2010, Penn West entered the Peace River Oil Partnership (“PROP”) where it holds a 55 percent working interest and operates the play. Under PROP, the Company is currently funded on 90 percent of its capital and operating commitments through its joint venture partner. Penn West forecasts the carry to finish by the end of 2017. At December 31, 2016, Penn West had approximately 235 net sections of developed and undeveloped land in the area. In 2016, with the support of its joint venture partner, Penn West continued to focus on primary, cold flow, development within PROP and drilled a total of 33 wells (18 net wells) with $5 million of capital, net of the JV

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partner carry. In 2017, the Company drilling program is anticipated to consist of 24 development wells and seven stratigraphic wells, resulting in an approximate $8 million capital outlay for Penn West, after the JV partner carry. Due to the attractive economics and de-risked acreage in the area, the Company anticipates future development under PROP well beyond expiration of the carry.

Viking Resource Play

The Viking resource play is located in Eastern Alberta along the Alberta/Saskatchewan border. At December 31, 2016, Penn West had approximately 170 net sections of developed and undeveloped land in the play. In 2016 Penn West invested approximately $18 million of development capital in the area resulting in 11 net operated wells drilled in the Esther area. Results from the 2016 program were “best-in-class” in the area and confirmed the Company’s understanding of the reservoir. In 2017, Penn West plans to leverage its existing infrastructure and land base with an 11 well program in Esther, including seven operated wells. Total development capital for 2017 is expected to be approximately $15 million.

New Ventures

In 2017, Penn West plans to pursue new opportunities on its existing land base where it has identified approximately 700 net sections of prospective acreage within the Mannville, Belly River, Rock Creek and Nordegg formations. In 2017, a total of $15 million of capital has been allocated to drill the Company’s first three operated development wells across the multi-zone Cardium acreage in the Mannville formation. Additionally, four non-operated wells partnered are anticipated in the Mannville.

We are currently evaluating whether to reallocate a portion of the Mannville capital in the second half of the year elsewhere in the portfolio due to the recent fall in natural gas prices. We will continue to monitor our opportunities and commodity prices over spring break-up.

Additional Information

None of our important properties, plants, facilities or installations are subject to any material statutory or other mandatory relinquishments, surrenders, back-ins or changes in ownership.

We do not have any important properties to which reserves have been attributed and which are capable of producing but which are not producing.

2017 Capital Budget

In January 2017, the Company announced its 2017 capital budget of $180 million which includes $160 million of exploration and development capital and $20 million of decommissioning expenditures. The capital budget will focus on the Company’s core areas of Cardium, PROP and Alberta Viking. The Company’s average production guidance for 2017 was also set at 27,000 to 29,000 boe per day, and was further updated in March 2017 to 30,500 to 31,500 boe per day to reflect disposition activity.

The primary components of our programs are described above under the heading “Major Operating Regions”. See also “Description of our Business – General Development of the Business – 2017 Developments – 2017 Capital Expenditure Budget and Production– and – 2017 Production Guidance and Disposition Activity”.

Oil And Gas Wells

The following table sets forth the number and status of wells in which we had a working interest as at December 31, 2016.

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	Producing				Non-Producing		Total
	Oil		Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	2,948	2,081	1,370	852	3,924	2,749	8,242	5,682
British Columbia	66	34	467	328	471	283	1,004	645
Saskatchewan	3	1	2	1	9	6	14	8
Northwest Territories	11	2	—	—	31	6	42	7
Wyoming	—	—	—	—	23	7	23	7

Total	3,028	2,118	1,839	1,181	4,458	3,051	9,325	6,349

Properties with no Attributed Reserves

The following table sets out the unproved properties in which we had an interest as at December 31, 2016.

	Unproved Properties (thousands of acres)
	Gross	Net
Alberta	806	554
British Columbia	432	204
Saskatchewan	3	3
Northwest Territories	85	18
Wyoming	2	—

Total	1,328	779

We currently have no material work commitments on these lands. The primary lease or extension term on approximately 13,034 net acres of unproved property is scheduled to expire by December 31, 2017. The right to explore, develop and exploit these leases will be surrendered unless we qualify them for continuation based on production, drilling or technical mapping.

Significant Factors or Uncertainties Relevant to Properties With No Attributed Reserves

The development of properties with no attributed reserves can be affected by a number of factors including, but not limited to, project economics, forecasted price assumptions, cost estimates, well type expectations and access to infrastructure. These and other factors could lead to the delay or the acceleration of projects related to these properties.

Tax Horizon

The most important variables that will determine the level of cash taxes incurred by us in a given year will be the price of crude oil and natural gas, our capital spending levels, the nature and extent of acquisition and disposition activities and the amount of tax pools available to us. We currently estimate that we will not be required to pay income taxes for the foreseeable future. However, if crude oil and natural gas prices were to strengthen beyond the levels anticipated by the current forward market, our tax pools would be utilized more quickly and we may experience higher than expected cash taxes or payment of such taxes in an earlier time period. However, we emphasize that it is difficult to give guidance on future taxability as we operate within an industry where various factors constantly change our outlook, including factors such as acquisitions, divestments, capital spending levels, operating cost levels and commodity price changes.

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Capital Expenditures

The following table summarizes capital expenditures related to our activities for the year ended December 31, 2016, irrespective of whether such costs were capitalized or charged to expense when incurred.

2016 MM$
Property Acquisition Costs(1)
Proved Properties	(1,418)
Unproved Properties	2
Exploration Costs(1)	4
Development Costs(1)	114
Corporate Costs	2
Joint venture, carried capital	(40)

Total Capital Expenditures	(1,336)
Corporate Acquisitions	3

Total Expenditures	(1,333)

Note:

(1)	“Property Acquisition Costs”, “Proved Properties”, “Unproved Properties”, “Exploration Costs” and “Development Costs” have the meanings ascribed thereto in the COGE Handbook.

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells that we participated in during the year ended December 31, 2016.

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Oil	6	3	54	32
Stratigraphic test	—	—	3	3

Total	6	3	57	35

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Production Estimates

The following table sets out the volume of our production estimated for the year ended December 31, 2017 which is reflected in the estimates of gross proved reserves and gross probable reserves disclosed in the tables contained under “Disclosure of Reserves Data” above.

	Light and Medium Crude Oil		Heavy Crude Oil and Bitumen		Conventional Natural Gas		Natural Gas Liquids		Total Oil Equivalent
	(bbl/d)		(bbl/d)		(Mcf/d)		(bbl/d)		(boe/d)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved Developed Producing	11,281	10,642	5,010	4,962	84,682	74,011	1,819	1,341	32,223	29,280
Proved Developed Non-Producing	361	291	48	48	2,211	1,811	116	82	893	722
Proved Undeveloped	234	221	541	532	666	630	20	19	906	877

Total Proved	11,875	11,154	5,599	5,542	87,553	76,455	1,954	1,441	34,021	30,880
Total Probable	978	819	380	374	4,403	3,803	82	63	2,175	1,890

Total Proved Plus Probable	12,853	11,974	5,980	5,915	91,956	80,258	2,036	1,504	36,196	32,769

No one field (being a defined geographical area consisting of one or more pools) accounts for more than 20 percent of the estimated production on a proved plus probable basis disclosed above. For more information, see “Other Oil and Gas Information – Description of Our Properties, Operations and Activities in Our Major Operating Regions”.

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Production History

The following table summarizes certain information in respect of our share of average gross daily production volumes, average net product prices received, royalties paid, production costs, transportation costs, risk management contracts loss (gain), and resulting netbacks for the periods indicated below:

	Quarter Ended 2016				Year Ended
	March 31	June 30	September 30	December 31	December 31, 2016
Share of Average Gross Daily Production
Light and Medium Crude Oil (bbl/d)	35,717	27,148	14,236	12,788	22,423
Heavy Crude Oil (bbl/d)	12,440	11,427	5,711	5,493	8,750
Conventional Natural Gas (MMcf/d)	144	130	107	103	121
NGLs (bbl/d)	4,855	3,273	3,408	3,015	3,636
Combined (boe/d)	77,010	63,568	41,233	38,481	54,990
Average Net Production Prices Received
Light and Medium Crude Oil ($/bbl)	37.44	53.48	53.97	58.76	47.96
Heavy Crude Oil ($/bbl)	14.76	25.18	21.67	27.09	21.22
Conventional Natural Gas ($/Mcf)	1.96	1.42	2.46	2.98	2.14
NGLs ($/bbl)	12.75	18.05	17.91	25.09	17.73
Combined ($/boe)	24.22	31.20	29.50	33.33	28.83
Royalties Paid
Light and Medium Crude Oil ($/bbl)	2.18	3.42	4.43	3.01	3.03
Heavy Crude Oil ($/bbl)	0.72	2.19	1.83	0.93	1.41
Conventional Gas ($/Mcf)	(0.25)	(0.73)	(0.34)	(0.17)	(0.38)
NGLs ($/bbl)	6.32	5.04	8.92	7.51	6.90
Combined ($/boe)	1.07	0.63	1.63	1.26	1.08
Production Costs(1)(2)(3)
Light and Medium Crude Oil ($/bbl)	16.61	17.40	26.99	25.27	19.74
Heavy Crude Oil ($/bbl)	14.76	11.22	(0.20)	8.32	10.14
Conventional Natural Gas ($/Mcf)	1.57	1.59	1.58	1.67	1.60
NGLs ($/bbl)	—	—	—	—	—
Combined ($/boe)	13.02	12.70	13.40	14.05	13.18
Transportation
Light and Medium Crude Oil ($/bbl)	1.35	1.74	1.74	1.60	1.56
Heavy Crude Oil ($/bbl)	2.29	2.45	1.28	1.14	2.00
Conventional Natural Gas ($/Mcf)	0.34	0.34	0.36	0.35	0.35
NGLs ($/bbl)	—	—	—	—	—
Combined ($/boe)	1.63	1.89	1.71	1.62	1.72
Risk Management Contracts Loss (Gain)
Light and Medium Crude Oil ($/bbl)	(11.25)	(8.80)	(15.14)	(12.93)	(11.37)
Heavy Crude Oil ($/bbl)	—	—	—	—	—
Conventional Gas ($/Mcf)	(0.28)	(0.25)	(0.13)	0.01	(0.18)
NGLs ($/bbl)	—	—	—	—	—
Combined ($/boe)	(5.75)	(4.27)	(5.58)	(4.27)	(5.03)
Netback Received(4)
Light and Medium Crude Oil ($/bbl)	28.55	39.72	35.95	41.81	34.99
Heavy Crude Oil ($/bbl)	(3.01)	9.32	18.76	16.70	7.67
Conventional Natural Gas ($/Mcf)	0.58	0.47	0.99	1.13	0.76
NGLs ($/bbl)	6.43	13.00	8.99	17.58	10.83
Combined ($/boe)	14.25	20.25	18.34	20.67	17.88

Notes:

(1)	Operating expenses are comprised of direct costs incurred to operate both oil and gas wells. A number of assumptions are required to allocate these costs between crude oil, conventional natural gas and natural gas liquids production.

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(2)	Operating overhead recoveries associated with operated properties are charged to operating costs and accounted for as a reduction to general and administrative costs.
(3)	Production costs includes the effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership.
(4)	Netbacks are calculated by subtracting royalties, operating costs, transportation costs and losses/gains on commodity and foreign exchange contracts from revenues.

During the year ended December 31, 2016, Penn West produced 20 MMboe, comprised of 8 MMbbl of light and medium crude oil, 3 MMbbl of heavy crude oil, 44 Bcf of conventional natural gas and 1 MMbbl of natural gas liquids.

Marketing Arrangements

Our marketing approach incorporates the following primary objectives:

•	Ensure security of market and avoid production shut-ins due to marketing constraints by dealing with end-users or regionally strategic counterparties wherever possible.

•	Ensure competitive pricing by managing pricing exposures through a portfolio of various terms and geographic basis.

•	Ensure optimization of netbacks through careful management of transportation obligations, facility utilization levels, blending opportunities and emulsion handling.

•	Ensure protection of our receivables by, whenever possible, dealing only with credit worthy counterparties who have been subjected to regular credit reviews.

Oil and Liquids Marketing

Of our liquids production in 2016, approximately 63% percent was light and medium oil, 26% percent was conventional heavy crude oil and 10% percent was NGLs. In regard specifically to crude oil, our average quality was 30 degrees API, which was comprised of an average quality for our light and medium crude oil of 38 degrees API and an average quality for our conventional heavy crude oil of 11 degrees API.

To reduce risk, we market the majority of our production to large credit-worthy counterparties or end-users on varying term contracts. Where possible we aggregate our oil on pipelines and sell on a stream basis to maximize flexibility and reduce incremental costs. We actively manage our heavy oil sales by finding opportunities to optimize netbacks through ongoing evaluation of both pipeline and rail sales opportunities based on market conditions.

The following table summarizes the net product price received for our production of conventional light and medium oil (including NGLs) and our conventional heavy crude oil, before adjustments for hedging activities, for the periods indicated:

	2016		2015		2014
Quarter Ended	Light and Medium Crude Oil and NGLs ($/bbl)	Heavy Crude Oil ($/bbl)	Light and Medium Crude Oil and NGLs ($/bbl)	Heavy Crude Oil ($/bbl)	Light and Medium Crude Oil and NGLs ($/bbl)	Heavy Crude Oil ($/bbl)
March 31	34.49	14.76	46.11	14.76	92.69	69.38
June 30	49.66	25.18	58.05	46.44	95.22	79.56
September 30	47.01	21.67	48.28	31.20	88.46	72.59
December 31	52.34	27.09	47.00	25.40	68.18	54.35

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Natural Gas Marketing

In 2016, we received an average price from the sale of conventional natural gas, before adjustments for hedging activities, of $2.14 per mcf compared to $2.86 per mcf realized in 2015. Approximately 98 percent of our conventional natural gas sales are marketed directly, with the balance of natural gas sales sold at the plantgate. We continue to maintain a significant weighting to the Alberta market which is one of the largest and most liquid market hubs in North America, but have also diversified with 30% of our gas portfolio sold into the US Midwest market.

We continue to conservatively manage our transportation costs. Transportation on all pipelines is closely balanced to supply, and market commitments.

Forward Contracts

We are exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. In accordance with policies approved by our Board of Directors, we may, from time to time, manage these risks through the use of swaps, collars or other financial instruments. Commodity price risk may be hedged up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year and one year following and up to 25 percent of forecast sales volumes, net of royalties, for one additional year thereafter. Subject to the Board’s approval, our hedging limits may be increased above the maximum limits. This policy is reviewed by management and our Board of Directors from time to time and amended as necessary.

We are also exposed to losses in the event of default by the counterparties to these derivative instruments. We manage this risk by diversifying our hedging portfolio among a number of counterparties, primarily parties within our banking syndicate, whom we consider to be financially sound.

As at December 31, 2016, we were not bound by any agreement (including a transportation agreement), directly or through an aggregator, under which we may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil or natural gas, except for agreements disclosed by us in Note 11 to our audited consolidated financial statements as at and for the year ended December 31, 2016 which have been filed on SEDAR at www.sedar.com.

Our transportation obligations and commitments for future physical deliveries of crude oil and conventional natural gas do not exceed our expected related future production from our proved reserves, estimated using forecast prices and costs, as disclosed herein.

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APPENDIX B

MANDATE OF THE AUDIT COMMITTEE

1.	PURPOSE

The purpose of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of Penn West Petroleum Ltd. (“Penn West” or the “Company”) is to assist the Board in fulfilling its responsibility for oversight of the integrity of Penn West’s consolidated financial statements, Penn West’s compliance with legal and regulatory requirements, the qualifications and independence of Penn West’s independent auditors, and the performance of Penn West’s internal audit function, if any.

The objectives of the Committee are as follows:

(a)	To assist the Board in meeting its responsibilities (especially for accountability) in respect of the preparation and disclosure of the consolidated financial statements of Penn West and related matters;

(b)	To provide an open avenue of communication between directors, management and independent auditors;

(c)	To assist the Board in meeting its responsibilities regarding the oversight of the independent auditor’s qualifications and independence;

(d)	To assist the Board in meeting its responsibilities regarding the oversight of the credibility, integrity and objectivity of financial reports;

(e)	To strengthen the role of the non-management directors by facilitating discussions between directors on the Committee, management and independent auditors;

(f)	To assist the Board in meeting its responsibilities regarding the oversight of the performance of Penn West’s independent auditors and internal audit function (if any);

(g)	To assist the Board in meeting its responsibilities regarding the oversight of Penn West’s compliance with legal and regulatory requirements; and

(h)	To assist the Board by monitoring the effectiveness and integrity of the Corporation’s financial reporting systems, management information systems and internal control systems.

2.	SPECIFIC DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board, the Committee will perform the following duties:

(a)	Satisfy itself on behalf of the Board that the Company’s internal control systems are sufficient to reasonably ensure that:

(i)	controllable, material business risks are identified, monitored and mitigated where it is determined cost effective to do so;

(ii)	internal controls over financial reporting are sufficient to meet the requirements under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and the United States Securities Exchange Act of 1934, as amended, and

(iii)	there is compliance with legal, ethical and regulatory requirements.

(b)	Review the annual and interim financial statements of the Company prior to their submission to the Board for approval. The process should include, but not be limited to:

(i)	review of changes in accounting principles, or in their application, which may have a material impact on the current or future years’ financial statements;

(ii)	review of significant accruals, reserves or other estimates such as the ceiling test calculation;

(iii)	review of accounting treatment of unusual or non-recurring transactions;

(iv)	review of compliance with covenants under loan agreements;

(v)	review of asset retirement obligations recommended by the Health, Safety, Environment and Regulatory Committee;

(vi)	review of disclosure requirements for commitments and contingencies;

(vii)	review of adjustments raised by the independent auditors, whether or not included in the financial statements;

(viii)	review of unresolved differences between management and the independent auditors, if any;

(ix)	review of reasonable explanations of significant variances with comparative reporting periods; and

(x)	determination through inquiry if there are any related party transactions and ensure the nature and extent of such transactions are properly disclosed.

(c)	Review, discuss and recommend for approval by the Board the annual and interim financial statements and related information included in prospectuses, management discussion and analysis, information circular-proxy statements and annual information forms, prior to recommending Board approval.

(d)	Discuss Penn West’s interim results press releases, as well as financial information and earnings guidance provided to analysts and rating agencies (provided that the Committee is not required to review and discuss investor presentations that do not contain financial information or earnings guidance that has not previously been generally disclosed to the public).

(e)	With respect to the appointment of independent auditors by the Board, the Committee shall:

(i)	on an annual basis, review and discuss with the auditors all relationships the auditors have with Penn West to determine the auditors’ independence, ensure the rotation of partners on the audit engagement team in accordance with applicable law and, in order to ensure continuing auditor independence, consider the rotation of the audit firm itself;

(ii)	be directly responsible for overseeing the work of the independent auditors engaged for the purpose of issuing an auditors’ report or performing other audit, review or attest services for Penn West, including the resolution of disagreements between management and the independent auditor regarding financial reporting, and the independent auditors shall report directly to the Committee;

(iii)	review and evaluate the performance of the lead partner of the independent auditors;

(iv)	review the basis of management’s recommendation for the appointment of independent auditors and recommend to the Board appointment of independent auditors and their compensation;

(v)	review the terms of engagement and the overall audit plan (including the materiality levels to be applied) of the independent auditors, including the appropriateness and reasonableness of the auditors’ fees;

(vi)	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(vii)	review and pre-approve any audit and permitted non-audit services to be provided by the independent auditors’ firm and consider the impact on the independence of the auditors.

(f)	The Committee may delegate to one or more Committee members (the “Delegate”) authority to pre-approve non-audit services in satisfaction of 2(e)(vii) above, subject to the fee restriction below. If such delegation occurs, the pre-approval of non-audit services by the Delegate must be presented to the Committee at its first scheduled meeting following such pre-approval and the member(s) comply with such other procedures as may be established by the Committee from time to time. The fee for such non-audit services shall not exceed $50,000 either individually or in the aggregate, for a particular financial year without the approval of the Committee of the Company.

(g)	At least annually, obtain and review the report by the independent auditors describing the independent auditors’ internal quality control procedures, any material issues raised by the most recent interim quality-control review, or peer review, of the independent auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditors, and any steps taken to deal with any such issues.

(h)	Review with the independent auditors (and internal auditors, if any) their assessment of the internal controls of the Company, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses. The Committee shall also review annually with the independent auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of Penn West and its subsidiaries.

(i)	At least annually, obtain and review a report by the independent auditors describing (i) all critical accounting policies and practices used by Penn West, (ii) all alternative accounting treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the accounting firm, and (iii) other material written communications between the accounting firm and management of Penn West.

(j)	Obtain assurance from the independent auditors that disclosure to the Committee is not required pursuant to the provisions of the United States Securities Exchange Act of 1934, as amended, regarding the discovery by the independent auditors of illegal acts.

(k)	Review, set and approve hiring policies relating to current and former staff of current and former independent auditors.

(l)	Review all public disclosure containing financial information before release (provided that the Committee is not required to review investor presentations that do not contain financial information or earnings guidance that has not previously been generally disclosed to the public).

(m)	Review all pending significant litigation to ensure disclosures are sufficient and appropriate.

(n)	Satisfy itself that adequate procedures are in place for the review of Penn West’s public disclosure of financial information from Penn West’s financial statements and periodically assess the adequacy of those procedures.

(o)	Review and discuss major financial risk exposures and the steps management has taken to monitor and control such exposures.

(p)	Establish procedures independent of management for:

(i)	the receipt, retention and treatment of complaints received by Penn West regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of Penn West of concerns regarding questionable accounting or auditing matters.

(q)	Review any other matters required by law, regulation or stock exchange requirement, or that the Committee feels are important to its mandate or that the Board chooses to delegate to it.

(r)	Establish, review and update periodically a Code of Business and ensure that management has established systems to enforce these codes.

(s)	Review management’s monitoring of Penn West’s compliance with the organization’s Code of Business Conduct.

(t)	Review and discuss with the Chief Executive Officer, the Chief Financial Officer and the independent auditors, the matters required to be reviewed with those persons in connection with any certificates required by applicable laws, regulations or stock exchange requirements to be provided by the Chief Executive Officer and the Chief Financial Officer.

(u)	Review and discuss major issues regarding accounting principles and financial statement presentations, including any significant changes in Penn West’s selection or application of accounting principles.

(v)	Review and discuss major issues as to the adequacy of Penn West’s internal controls and any special audit steps adopted in light of material control deficiencies.

(w)	Review and discuss analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principles methods on the financial statements.

(x)	Review and discuss the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on Penn West’s financial statements.

(y)	Review and discuss the type and presentation of information to be included in earnings press releases, paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information.

(z)	Annually review the Committee’s Mandate and the Committee Chair’s Terms of Reference and recommend any proposed changes to the Board for consideration.

(aa) Review and/or approve any other matters specifically delegated to the Committee by the Board.

3.	KNOWLEDGE & EDUCATION

Committee members shall be “financially literate” within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”), and should have or obtain sufficient knowledge of Penn West’s financial and audit policies and procedures to assist in providing advice and counsel on related matters. Members shall be encouraged as appropriate to attend relevant educational opportunities at the expense of Penn West.

4.	COMPOSITION

(a)	Committee members shall be appointed and removed by the Board and the Committee shall be composed of three directors of Penn West or such greater number as the Board may from time to time determine.

(b)	Provided the Board Chair is an “independent” director as contemplated in subparagraph 4(c) below and “financially literate” as contemplated in subparagraph (d) below, the Board Chair shall be a non-voting ex officio member of the Committee, subject to subparagraph 5(e) below.

(c)	Each member of the Committee shall be an “independent” director in accordance with the definition of “independent” in (a) NI 52-110 and (b) Section 303A.02 and 303A.07 of the New York Stock Exchange Listed Company Manual, and in accordance with all other applicable securities laws or rules of any stock exchange on which Penn West’s securities are listed for trading.

(d)	All of the members must be “financially literate” within the meaning of NI 52-110 and Section 303A.07 (a) of the New York Stock Exchange Listed Company Manual unless the Board has determined to rely on an exemption in NI 52-110. Being “financially literate” means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Penn West’s financial statements. In addition, at least one member of the Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment.

(e)

In connection with the appointment of the members of the Committee, the Board will determine whether any proposed nominee for the Committee serves on the audit committees of more than three public companies. To the extent that any proposed nominee for membership on the Committee serves on the audit committees of more than three public companies, the Board will make a determination as to whether such simultaneous services would impair the ability of such member to effectively serve on the Company’s Audit Committee and will disclose such determination in Penn West’s annual management proxy circular and annual report on Form 40-F filed with the United States Securities and Exchange Commission.

(f)	The Board shall appoint the Chair of the Committee from among the Committee members.

5.	MEETINGS

(a)	The Committee shall meet at least four times per year at the call of the Committee Chair. The Committee Chair may call additional meetings as required. In addition, a meeting may be called by the Board Chair, the Chief Executive Officer, the Chief Financial Officer or any member of the Committee.

(b)	As part of its job to foster open communication, the Committee should meet at least annually with management, internal auditors (if any) and the independent auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee shall meet with the independent auditors and management quarterly to review Penn West’s interim financials. The Committee shall also meet with management and independent auditors on an annual basis to review and discuss Penn West’s annual financial statements and the management’s discussion and analysis of financial conditions and results of operations.

(c)	Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by other electronic means of communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting. A member may, in any manner, waive notice of the meeting. Attendance of a member at a meeting shall constitute waiver of notice.

(d)	Agendas, with input from management and the Committee Chair, shall be circulated by the Committee Secretary to Committee members and relevant members of management along with appropriate meeting materials and background reading on a timely basis prior to Committee meetings.

(e)	A quorum shall be a majority of the members of the Committee present in person or by telephone or video conference or by other electronic or communication medium or by a combination thereof. If an independent ex officio non-voting member’s presence is required to attain a quorum, then such member shall be a voting member of the Committee for such meeting.

(f)	The Committee Chair shall be a full voting member of the Committee. If the Committee Chair is unavailable or unable to attend a meeting of the Committee, the Committee Chair shall ask another member to chair the meeting, failing which a member of the Committee present at the meeting shall be chosen to preside over the meeting by a majority of the members of the Committee present at such meeting. The Chair of any Committee meeting shall have a casting vote in the event of a tie on any matter upon which the Committee votes during such meeting.

(g)	Members of the Company’s management and such other Company staff as are appropriate to provide information to the Committee shall be available to attend meetings upon invitation by the Committee. The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee; however, independent directors, including the Board Chair, shall always have the right to be present. As part of each Committee meeting the Committee members will also meet “in-camera” without any members of management present, and in the Committee’s discretion, without any other members of the Board who are not Committee members present.

(h)	The secretary to the Committee (the “Committee Secretary”) will be either the Corporate Secretary of Penn West or his/her designate. The Committee Secretary shall record minutes of the meetings of the Committee, which shall be reviewed and approved by the Committee and maintained with Penn West’s records by the Committee Secretary. The Committee shall report its activities and proceedings to the Board by oral or written report at the next Board meeting and by distributing the minutes of its meetings. Supporting schedules and information reviewed by the Committee shall be available for examination by any Director.

6.	RESOURCES

(a)	The Committee may retain special legal, accounting, financial or other consultants or advisors to advise the Committee at the Company’s expense and shall have sole authority to retain and terminate any such consultants or advisors and to approve any such consultant’s or advisor’s fees and retention terms, subject to review by the Board, and at the expense of the Company.

(b)	The Committee shall have access to Penn West’s senior management and documents as required to fulfill its responsibilities and shall be provided with the resources necessary to carry out its responsibilities.

(c)	The Committee shall have the authority to investigate any financial activity of Penn West and to communicate directly with the internal auditors (if any) and independent auditors. All employees are to cooperate as requested by the Committee.

7.	DELEGATION

The Committee may delegate from to time to any person or committee of persons any of the Audit Committee’s responsibilities that are permitted to be delegated to such person or committee in accordance with applicable laws, regulations and stock exchange requirements.

8.	STANDARDS OF LIABILITY

(a)	Nothing contained in this Mandate is intended to expand applicable standards of liability under statutory, regulatory or other legal requirements for the Board or members of the Committee. The purposes and responsibilities outlined in this Mandate are meant to serve as guidelines rather than inflexible rules and the Committee may adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities, subject to applicable statutory, regulatory and other legal requirements.

(b)	The duties and responsibilities of a member of the Committee are in addition to those duties set out for a member of the Board.